SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Third Wave Technologies, Inc.

(Name of Subject Company)

Third Wave Technologies, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88428W108

(CUSIP Number of Class of Securities)

Cindy Ahn

Vice President, Legal, General Counsel and Corporate Secretary

Third Wave Technologies, Inc.

502 South Rosa Road

Madison, Wisconsin 53719

(608) 273-8933

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Richard W. Porter, P.C.

Carol Anne Huff, Esq.

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601-6636

(312) 861-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a)    Subject Company. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Third Wave Technologies, Inc., a Delaware corporation (“Third Wave” or the “Company”). The address of the principal executive office of the Company is 502 South Rosa Road, Madison, Wisconsin, 53719, and its telephone number is (608) 273-8933.

(b)    Class of Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of the Company (the “Common Stock”). As of the close of business on June 12, 2008, there were 45,328,279 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a)    Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b)    Tender Offer. This Schedule 14D-9 relates to a tender offer by Thunder Tech Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Hologic, Inc., a Delaware corporation (“Hologic”), disclosed in a Tender Offer Statement on Schedule TO, dated June 18, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a purchase price of $11.25 per share, net to the seller in cash, subject to applicable withholding and stock transfer taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Merger Agreement (as defined below), the Offer to Purchase, dated June 18, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2008. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 8, 2008 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Hologic, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will complete a second-step merger (the “Merger”) in which any remaining outstanding shares of Common Stock that have not been accepted for purchase pursuant to the Offer (other than shares of Common Stock that are held by (a) Purchaser, Hologic or the Company (or by any direct or indirect wholly-owned subsidiary of Hologic, Purchaser or the Company), which will be canceled and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price. Upon the effective time of the Merger (the “Effective Time”), the Company will become a wholly-owned subsidiary of Hologic. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Hologic formed Purchaser solely for the purpose of acquiring the Company, and Purchaser has not engaged in any business nor carried on any activities to date other than those incidental to its formation, in connection with the financing of the Offer and the Merger consideration and as otherwise contemplated by the Merger Agreement. As set forth in the Schedule TO, the address of the principal executive offices of Hologic and Purchaser is 35 Crosby Drive, Bedford, Massachusetts, 01730, and their telephone number is (781) 999-7300.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information

Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Hologic, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Third Wave Board”) (after acquiring a majority of the Common Stock pursuant to the Offer) (such time hereinafter referred to as the “Acceptance Time”).

(a)    Arrangements with Current Executive Officers and Directors of the Company

In considering the recommendation of Third Wave’s Board to accept the Offer and tender your shares of Common Stock in the Offer, stockholders should be aware that the Company’s directors and executive officers may have agreements or arrangements that may provide them with interests in the merger that differ from, or are in addition to, those of other Company stockholders, as applicable. Third Wave’s Board was aware of these agreements and arrangements as they relate to directors and executive officers during its deliberations of the merits of the Merger Agreement and in determining the recommendation set forth in this Statement.

The Compensation Committee of the Company’s Board (composed solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) has approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, the arrangements set forth under this subsection (a) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act.

Information Statement

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Treatment of Equity Incentive Awards

The Merger Agreement provides that at the Effective Time, each outstanding option to acquire shares of Common Stock from the Company granted under the Company’s incentive plans (each a “Company Option”) (whether or not then vested or exercisable) and each unvested restricted stock unit of the Company granted under the Company’s 2000 Stock Plan (each, a “Company RSU”) then-outstanding shall be assumed by Hologic and automatically converted into an option or restricted stock unit denominated in shares of Hologic’s common stock, as the case may be, which has terms and conditions substantially identical to those of the related Company Option or Company RSU, as the case may be. The formula for determining how many shares of Hologic common stock will be subject to each such award will be calculated by multiplying the number of shares of Common Stock subject to such Company Option or Company RSU, as the case may be, immediately prior to the Effective Time by a fraction (the “Award Exchange Ratio”), the numerator of which is the Offer Price ($11.25) and the denominator of which is the Hologic Closing Value (as defined below) (and rounding such amount up to the nearest share if .5 or above and down to the nearest share if below .5). The exercise or purchase price per share of Hologic common stock shall equal (x) the per share exercise price or purchase price for the shares of Common Stock otherwise purchasable pursuant to such Company Option or Company RSU, as applicable, immediately prior to the Effective Time, divided by (y) the Award Exchange Ratio (with such quotient rounded up to the nearest whole cent). “Hologic Closing Value” means the average closing price of a share of Hologic common stock for the five trading days ending on the trading day immediately prior to the Effective Time.

The Merger Agreement also provides that at the Effective Time, each then outstanding Company RSU that has become vested on or before the closing by its written terms and has not been settled as of the closing date will be converted into the right to receive cash in a per share amount equal to the Offer Price, without interest (the “Merger Consideration”). At the Effective Time, each such vested Company RSU will cease to be outstanding and will be canceled, and any award agreement (or portion thereof) evidencing the grant of any such Company RSU will thereafter represent only the right to receive the Merger Consideration with respect to the Company RSU formerly represented thereby.

Change of Control Payments Payable to Certain Executive Officers

In connection with the execution of the Merger Agreement, certain of the Company’s executive officers who will continue to be employed by Hologic following the closing entered into agreements with Hologic pursuant to which they agreed to forego or delay receipt of certain payments and to amend the vesting provisions applicable to their equity awards (“Amendment Agreements”). The Amendment Agreements are described below under “Terms of Amendment Agreements.” Those executive officers who were not required to enter into Amendment Agreements are entitled to the following benefits upon a change in control pursuant to their existing arrangements with the Company. In addition, the Company’s directors (other than Mr. Conroy, who has entered into an Amendment Agreement) are entitled to acceleration of vesting of their equity awards described in the following paragraph.

In connection with the consummation of the Offer, 50% of such director’s or executive officer’s then unvested Company Option and Company RSU awards will vest upon consummation of the Offer and the other 50% will vest upon the earlier of (i) six months from the Acceptance Date and (ii) the recipient’s termination without Cause (as defined in the applicable grant or employment agreement) (“Accelerated Vesting Conditions”) pursuant to the terms of the agreements governing such awards, because the consummation of the Offer qualifies as a “Change of Control” event under these agreements.

Similarly, the consummation of the Offer will constitute a “Change of Control” for purposes of awards under the Company’s long term incentive plans No.’s 2, 3, 4 and 5 (“LTIP Awards”), and result in the acceleration of the LTIP Awards, such that each participant under an LTIP would be deemed to have immediately “earned” the specified payout under the plan. On the Acceptance Date, 50% of the earned payout would be vested and paid, while the remaining 50% would be vested and paid upon the earlier of (i) six months after the Acceptance Date and (ii) the date such award would have vested absent a change in control. Directors do not participate in the Company’s long term incentive plans.

Terms of the Amendment Agreements

Pursuant to the terms of each Amendment Agreement, each of Messrs. Conroy, Bellano, Burton, Garces and Hamilton as well as Ms. Ahn agreed that, except as specifically provided in the Amendment Agreement, they would forego their right to receive payments under any LTIP Award as a result of the consummation of the Offer, the Merger or otherwise. Similarly, they agreed that the vesting of their Company Options and Company RSUs will not accelerate as a result of the consummation of the Offer or the Merger and the vesting of such awards shall stop as of the effective date of the Merger (the “Effective Date”) and shall only begin again in accordance with the terms of the Amendment Agreement. The Amendment Agreements amend the grant agreements, existing employment agreements and other equity grants applicable to these executive officers.

Each Amendment Agreement provides that as of the Effective Time the full amount of any award under LTIP No. 2 and 15% of the LTIP Awards under LTIPs No.s 3, 4 and 5 shall be immediately payable to the executive officer. Of the remaining amounts payable as LTIP Awards under LTIPs No.s 3, 4 and 5, 80% shall be payable by the Company upon its achievement of approval by the U.S. Food and Drug Administration (the “FDA”) of the Company’s pre-market approval application for the Company’s HPV Cervista High Risk screening assay within two years from the Effective Date (the “First FDA Condition”) and the remaining 20% shall be payable by the Company upon its achievement of the FDA approval of the Company’s pre-market approval application for the Company’s 16/18 Genotyping assay, at a minimum, to be used as a reflex test to

(i) an ASC-US patient category or (ii) an FDA approved high-risk HPV screening diagnostic test for a within normal limits patient category, or substantially equivalent within three years from the Effective Date (the “Second FDA Condition”). The Amendment Agreements provide that if the First FDA Condition is not met within two years from the Effective Date, the LTIP Award will be reduced for every month such milestone is delayed, up to a maximum of twelve months, at which time the portion of the LTIP Award in question shall be reduced to zero. Also, if the Second FDA Condition is not met by the third anniversary of the Effective Date the executive officer shall forfeit his or her right to any further payments of LTIP Awards.

The Amendment Agreements also provide that 80% of any unvested Company Options and Company RSUs will vest upon the achievement of the First FDA Condition within two years from the Effective Date and the other 20% shall vest upon the achievement of the Second FDA Condition within three years from the Effective Date; provided, that if the First FDA Condition is not met within two years from the Effective Date, the vesting will be reduced for every month such milestone is delayed, up to a maximum of twelve months, at which time such portion of the equity award able to vest shall be reduced to zero. Also, if the Second FDA Condition is not met by the third anniversary of the Effective Date the executive officer shall forfeit his or her right to any further vesting of Company Options or Company RSUs.

If any executive officer party to an Amendment Agreement is terminated by the Company for Cause (as defined in his or her respective existing employment agreement) or if such officer terminates his or her employment with the Company without Good Reason (as defined below), the executive officer will forfeit his or her right to receive any remaining LTIP Award payments (such payment to be reallocated among the continuing executive officers party to Amendment Agreements on a pro rata basis) and shall not be entitled to any further vesting of his or her then unvested Company Options and/or Company RSUs.

Alternatively, if an executive officer party to an Amendment Agreement is terminated by the Company for reason other than Cause or if the executive officer terminates his or her employment for Good Reason, any remaining LTIP Awards shall be paid out to such executive and any remaining unvested Company Options and Company RSUs shall vest immediately. As defined in the Amendment Agreement, “Good Reason” means the occurrence of any one or more of the following events without the express consent of the executive officer: (i) the failure of the Company to maintain the executive as an officer of the Company or Hologic or otherwise assign the executive duties that are not commensurate with the duties of an officer of the Company, (ii) a material change in the geographic location at which the executive is required to principally perform services for the Company (iii) a material diminution in the executive’s base salary; and (iv) material breach by the Company of the Amendment Agreement or the executive’s existing employment agreement, provided, however, that a Good Reason shall not exist unless executive provides the Company with written notice of the existence of the event or occurrence giving rise to the alleged Good Reason condition within ninety (90) days of its initial existence, and the Company is provided a period of thirty (30) days during which it may remedy the Good Reason condition.

The Amendment Agreements of Messrs. Garces and Hamilton provide each of them with a $1.0 million bonus payable at the end of the third anniversary of the Effective Date if Mr. Garces or Mr. Hamilton, respectively, has been continuously employed by the Company until such date. Such bonus shall also be payable by the Company to Mr. Garces or to Mr. Hamilton, as applicable, if he is terminated by the Company for reasons other than Cause or if he terminates his employment for Good Reason. The agreement also provides that the Company shall continue to pay for Mr. Garces’ executive MBA program tuition.

The Amendment Agreement for Mr. Conroy provides that the consummation of the transactions described in the Merger Agreement will constitute “Good Reason” as defined in his existing employment agreement, permitting him to terminate his employment for Good Reason and receive severance benefits, such as base salary for a period of 24 months and a pro rata portion of his then-accrued bonus in connection therewith.

The Amendment Agreement of Ms. Ahn provides that Ms. Ahn shall be entitled to receive portions of LTIP payments earned and accelerated vesting of her Company Options and Company RSUs upon the earlier to occur of the “Litigation Condition” and the First FDA Condition (or the Litigation Condition and the Second FDA Condition). The agreement also states that in the event that the Litigation Condition is satisfied more than three years from the Acceptance Date, Ms. Ahn’s LTIP Awards shall be paid out and her accelerated equity vesting shall be reinstated. Ms. Ahn’s Amendment Agreement provides that the consummation of the Litigation Condition will entitle Ms. Ahn to receive the severance and benefits described under her employment agreement for a period of 12 months. “Litigation Condition” shall mean the earlier of: (i) final settlement of the Digene Litigation; or (ii) the oral arguments before the Court of Appeals in the Digene Litigation. For purposes hereof, the term “Digene Litigation” shall mean any and all claims filed by Digene Corporation and its successors of affiliates against the Company and its affiliates, and counterclaims filed by the Company, against Digene Corporation in the United States Court for the Western District of Wisconsin, which matter is currently being appealed to the Court of Appeals for the Federal Circuit, as such claims and counterclaims may be amended from time to time.

Payments Available to Executive Officers and Directors

Third Wave’s directors and executive officers (and all other holders) will receive $11.25 in cash in the Offer or the Merger with respect to the shares of Common Stock held by them. In connection with the Merger Agreement, certain of the Company’s executive officers entered into Stockholder Agreements with Hologic pursuant to which they agreed not to tender, directly or indirectly, Common Stock in the Offer without the prior written consent of Hologic. The Stockholder Agreements are described below under “Intent to Tender.”

The following tables summarize the interests of the Company’s current executive officers and directors in the Offer and the Merger as of June 16, 2008, including the amount of cash each individual will receive in the Offer and the Merger in respect of shares of Common Stock held by them.

Name of Executive Officer or Director	TWT Common Stock and Vested RSUs Owned(#)	Unvested Options to Purchase TWT Common Stock (#)(1)	Weighted Average Exercise Price of Unvested TWT Options ($)	Vested Options to Purchase TWT Common Stock (#)	Weighted Average Exercise Price of Vested TWT Options ($)	Unvested RSUs (#)(1)	Value of Unvested RSUs ($)(2)	LTIP Payments Owed on Acceptance Date or Within Six Months Thereof ($)(3)	LTIP Payments Subject to Forfeiture ($)(4)
Kevin Conroy	46,341	243,472	$4.19	413,750	$4.16	69,182	778,229	1,003,125	3,697,500
Maneesh Arora	29,308	30,000	$3.54	478,333	$3.57	47,489	534,204	2,431,400	—
John Bellano	15,474	50,000	$2.78	50,000	$2.78	37,009	416,314	276,525	1,020,000
Jorge Garces	8,912	47,500	$3.91	47,500	$3.91	46,183	519,513	324,900	1,224,000
Ivan Trifunovich	51,111	33,750	$3.61	413,250	$4.83	47,489	534,204	1,628,813	—
Cindy Ahn	21,708	32,500	$2.91	32,500	$2.91	49,220	553,676	173,250	981,750
Christopher Burton	—	—	$—	—	$—	76,544	861,043	175,500	994,500
Gregory Hamilton	16,170	50,000	$2.78	50,000	$2.78	41,324	464,854	276,413	1,026,375
Gordon Brunner	37,797	15,000	$7.39	51,329	$3.26	—	—	—	—
James Connelly	282,579	30,000	$5.65	25,000	$4.19	—	—	—	—
Lawrence Murphy	22,648	15,000	$3.31	30,000	$3.31	—	—	—	—
Katherine Napier	9,156	30,000	$2.86	15,000	$2.86	—	—	—	—
Lionel Sterling	21,000	30,000	$5.94	30,000	$4.73	—	—	—	—
David Thompson	58,400	15,000	$7.39	93,400	$5.78	—	—	—	—

(1)	Pursuant to the Merger Agreement all unexercised Company Options and Company RSUs shall be assumed by Hologic and shall convert into an equivalent number of shares of Hologic common stock in accordance with the formula described under “Treatment of Equity Incentive Awards.”

(2)	Assuming the value per Company RSU is equal to the Offer Price of $11.25 per share, minus the $0.001 exercise price per Company RSU.

(3)	Taking into account modification of existing LTIP Award grants made pursuant to the Amendment Agreements.

(4)	Taking into account modification of existing LTIP Award grants made pursuant to the Amendment Agreements.

Indemnification and Insurance

Third Wave’s Amended and Restated Certificate of Incorporation, which will be effective on and after the Effective Time, provides that the Company may, to the fullest extent permitted by applicable federal law or the DGCL, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for shall not be deemed exclusive of any other rights to which a person indemnified may be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent. The Amended and Restated Certificate of Incorporation also provides that to the fullest extent permitted by the DGCL and federal law, no director of Third Wave shall be personally liable to Third Wave or its stockholders for monetary damages for breach of fiduciary duty as a director and that no amendment or repeal of such provision shall apply to or have any effect on the right to indemnification permitted thereunder with respect to claims relating to directors that arise from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal whether asserted before or after such amendment or repeal.

Third Wave’s Second Amended and Restated Bylaws, which will be effective on and after the Effective Time, provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), shall be indemnified and held harmless by the corporation to the fullest extent authorized by applicable federal law or the Delaware General Corporation Law, and shall include the right to pay indemnities the expenses incurred in defending any proceeding for which such right to indemnification is applicable in advance of its final disposition.

Pursuant to the Merger Agreement, following the Acceptance Time, Hologic has agreed to cause Third Wave to the greatest extent permitted by law, to indemnify and hold harmless (and comply with all of Third Wave’s and its subsidiaries’ existing obligations to advance funds for the expenses) the present and former officers and directors of Third Wave against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the Effective Time, including, without limitation, the approval of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement or arising out of or pertaining to the transactions contemplated by the Merger Agreement; and shall indemnify and hold harmless such persons against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of Third Wave or any of its subsidiaries.

The Merger Agreement further provides that, for a period of six years after the Acceptance Time, Hologic will cause the Company to maintain a tail policy to the current policy of directors’ and officers’ liability insurance maintained on the date hereof by the Company (the “Current Policy”), which tail policy shall be effective for a period from the Acceptance Time through and including the date six years after the Acceptance Date with respect to claims arising from facts or events that existed or occurred prior to or at the Acceptance Time, on terms and conditions and which tail policy shall contain substantially the same coverage and amount as, and contain terms and conditions no less advantageous, in the aggregate, than the coverage currently provided by the Current Policy; provided, however, that in no event shall the Company be required to expend annually in excess of 275% of the current annual premium paid by the Company for such coverage.

(b)    Arrangements with Purchaser and Hologic

Merger Agreement

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference to provide information regarding its terms. The Merger Agreement contains representations and warranties that Third Wave, Hologic and Purchaser made solely to each other as of specific dates. Those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a standard of materiality provided for in the Merger Agreement or may have been used for the purpose of allocating risk among Third Wave, Hologic and Purchaser rather than establishing matters as facts.

Confidentiality Agreement

Hologic entered into a confidentiality agreement, dated as of March 28, 2008 (the “Confidentiality Agreement”), in connection with the consideration of a possible negotiated transaction involving the Company. Under the Confidentiality Agreement, Hologic agreed that it would and would cause its representatives to (subject to certain exceptions) (i) keep confidential any non-public information concerning the Company and (ii) honor certain “standstill” and employee non-solicitation provisions for the protection of the Company. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(29) hereto and is incorporated herein by reference.

Acceleration of Offering Period Under Employee Stock Purchase Plan

Pursuant to the Merger Agreement, each outstanding purchase right under the Company’s 2000 Employee Stock Purchase Plan (the “ESPP”) will be exercised to purchase shares of Common Stock on the day that is prior to the Effective Date (the “Revised Exercise Date”). The Company will make any pro-rata adjustments that may be necessary to reflect the shortened offering period but will otherwise treat such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP. Immediately following the Revised Exercise Date, the Company will terminate the ESPP.

Employee Benefits

The Merger Agreement provides that, for a period of not less than one year from and after the Effective Time, Hologic shall provide all individuals who are employees of the Company and its Subsidiaries on the Effective Date so long as they remain employees of the Company or its Subsidiaries (including employees who are not actively at work on account of illness, disability or leave of absence) on the Effective Date, with base salary and employee benefits which are not materially less favorable in the aggregate than the base salary and employee benefits provided generally to similarly situated employees of Hologic (excluding incentive compensation).

2008 Employee Bonus

The Merger Agreement provides that on the Acceptance Date all components (including, but not limited to, 100% of each participant’s target amount) of the Company’s 2008 Incentive Plan which have been accrued up to and including such date will be paid out to each 2008 Incentive Plan participant.

Item 4. The Solicitation or Recommendation.

(a)    Recommendation

The Third Wave Board has unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company’s stockholders; (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein; and (3) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required by Delaware law, adopt the Merger Agreement.

A copy of the letter to the Company’s stockholders communicating the Third Wave Board’s recommendation is filed as Exhibit (a)(2)(A) hereto and is incorporated herein by reference.

(b)    Background and Reasons for the Recommendation

Background of the Offer and Merger

Since Spring of 2006, the Company’s management has periodically explored and assessed, and discussed with the Company’s Board, strategic alternatives for the Company. These alternatives, included, among other things, strategies to grow the Company’s business and to independently develop and market its products, joint venture arrangements and strategic partnerships, acquisitions and dispositions, as well as a possible sale of the Company. At that time, the Company retained Theodore Brombach, one of the founders of XMS Capital Partners, LLC (“XMS”), to provide strategic financing and transactional advice to the Company.

The Company received in April 2006 a non-binding proposal from an industry participant (“Party A”) to acquire the Company at $4.75-$5.25 per share. The Company’s Board considered that proposal but determined that it was in the best interests of the Company’s stockholders to continue to focus on the development of its products instead of pursuing that transaction. In May and June of 2006, the Company received proposals from Party A to, among other things, exclusively license the Company’s HPV products and related technology to Party A. The Company rejected Party A’s proposal because they were determined not to be in the best interests of the Company’s stockholders but continued discussions with Party A. In June of 2006, Party A’s CEO made a non-binding verbal proposal to the Company’s CEO, Kevin Conroy, to acquire the Company for approximately $7.25 per share. Mr. Conroy informed the Company’s Board of the proposal; however, Party A did not follow up in writing on this verbal proposal, and these discussions terminated later in 2006.

In August of 2006, the Board met to discuss the Company’s need for additional capital to execute its business plan. The Board reviewed several alternatives, some of which were currently being explored by the Company, to meet the need for additional capital. These alternatives included, among others, the sale of equity securities and a strategic minority investment. The Board also considered the pros and cons of a sale of the Company at this time. The Board authorized management to continue to explore each of these alternatives.

During the second half of 2006, the Company also actively continued discussions with another industry participant (“Party B”) with respect to licensing of technology and a minority investment in the Company. In late October 2006, the Company sent Party B a term sheet setting forth the terms of a potential minority investment in the Company, based upon discussions between the parties over the prior four months. The Company and Party B were not able to reach an agreement on technology licensing terms. Similarly, the Company and Party B were unable to agree upon a valuation at which Party B would be willing to make a minority investment in the Company.

During the fourth quarter of 2006, the Company’s management commenced discussions regarding a strategic partnership with an industry participant (“Party C”), as well as a possible sale of the Company, which continued throughout 2007.

By December of 2006, the Company decided it needed an additional source of capital and, on December 18, 2006, the Company entered into an agreement with Stark Onshore Master Holdings, LLC, an institutional investor, with respect to the private placement of $20.0 million (at maturity) of zero-coupon convertible notes.

During 2007, senior management, with the Board’s approval and oversight, had periodic contacts with representatives of 12 companies identified as potential strategic partners, including Party B and Party C, to explore their interest in a variety of transactions, ranging from strategic partnerships, to minority investments, to a sale of the entire Company. In response to these contacts, companies expressed varying degrees of receptiveness to the prospect of a transaction with the Company.

On October 5, 2007, Party C indicated to Mr. Conroy that it would be interested in acquiring the Company at that time. The Company entered into a confidentiality agreement with Party C and beginning on October 8, 2007 made available to Party C an electronic data room. On October 8, 2007 Mr. Conroy, a representative of XMS and a representative of Kennedy Covington Lobdell & Hickman, LLP (“Kennedy Covington”), the Company’s regular outside counsel, met with representatives of Party C. The Company retained Kirkland & Ellis LLP (“Kirkland & Ellis”) at this time as special counsel to advise the Company in connection with the evaluation of a potential transaction.

A Board meeting was held on October 15, 2007 to discuss the indication of interest from Party C and update the Board on the status of the Company’s HPV clinical trials. At that meeting, Mr. Conroy described the discussions to date with Party C. Mr. Conroy reported to the Board that he expected Party C to make a formal offer on October 18, 2007. At that meeting, representatives of Kirkland & Ellis made a presentation to the Board regarding legal considerations in connection with evaluating a sale of the Company. Mr. Conroy then reviewed with the Board the process of evaluating strategic alternatives that had been underway for approximately 18 months, including recent contacts.

Mr. Conroy also reported to the Board that management had been actively considering potential financing transactions, including an equity offering. Mr. Conroy discussed the impending need for capital in connection with the launch of the Company’s HPV product and the development of its instrumentation platform, current unsteadiness in the capital markets, and potential risks and opportunities associated with the HPV clinical trials and the Company’s FDA submission, factors that could adversely impact a financing transaction at that time.

On October 18, 2007, the Company received a written indication of interest from Party C specifying a price of $11-$12 per share, subject to additional due diligence. On October 19, 2007, a telephonic meeting of the Board was held to update the Board. Following discussion of the proposal, the Board requested that management seek to narrow the purchase price to a specific price per share, rather than a range, and to seek clarification as to the additional due diligence that would impact the price within the range indicated by Party C.

On November 7, 2007, a telephonic meeting of the Board was held to update the Board on the status of discussions with Party C. Mr. Conroy reported that one significant due diligence issue had been identified: Party C’s inability to gain access to the results from the Company’s pending HPV clinical trials. Mr. Conroy explained that the Company did not have access to the key data in the trial and that opening the database could bias the trial results. Mr. Conroy informed Party C why the Company was unwilling to open the database in advance of the trial’s successful completion. Party C thereafter informed the Company that it was unwilling to finalize a transaction without seeing the data.

A Board meeting was held on November 21, 2007 at which Mr. Conroy reported that Party C had decided not to pursue an acquisition of the Company until such time as the Company’s HPV clinical trial database was accessible.

The Company throughout this time continued to pursue its business plan, including the clinical trials for its HPV products and the related development and roll-out of its instrumentation platform. Pursuing this plan required additional capital and, in December 2007, the Company announced that it had secured a $25 million line of credit with Deerfield Management (“Deerfield”) and, in consideration for such facility, the Company issued to Deerfield five-year stock warrants to purchase 1.815 million shares of the Company’s common stock at a price of $8.36 per share.

Throughout the first quarter of 2008, the Company continued to have discussions with Party C regarding both a strategic joint venture and a possible sale of the Company. The Company also had active discussions with Party B regarding a sale of the Company. Both Party B and Party C met with representatives of the Company in early March 2008.

On March 11, 2008, the Company announced that it had achieved all clinical endpoints in the clinical trial for its HPV test and that it expected to submit the trial results to the U.S. Food and Drug Administration (“FDA”) for both its high-risk and 16/18 genotyping products in April 2008. The Company announced that its l4-type high-risk HPV test demonstrated a negative predictive value greater than the study’s 99% goal. Negative predictive value is the probability that there is no cervical disease in a patient with atypical or ASCUS Pap test results and negative HPV test results. The Company further announced that it would make submissions in April based on these data to the FDA for both its high-risk and 16/18 genotyping products and that it expected to share publicly the clinical trial data shortly after making those FDA submissions. In addition, on March 14, 2008, the Company announced that it had received clearance from the FDA of its InPlex™ CF Molecular Test, a the test that simultaneously detects and identifies cystic fibrosis mutations in patient DNA samples.

Earlier on March 11, 2008, the Board held a telephonic meeting to review the encouraging HPV trial results and discussed, among other things, the status of discussions with Party B and Party C and the risks and potential benefits of pursuing a strategy of remaining independent in which the Company financed and continued to pursue FDA approval of the HPV tests, while implementing a strategy for commercializing both those tests and an instrumentation platform. The Board unanimously determined that, while the independence strategy had potential benefits, given the risks and financing requirements of executing that strategy, it would be prudent to explore the sale alternative to determine whether a transaction that eliminated the risk arising from executing the Company’s existing strategy would be in the best interests of stockholders. The Board determined further that, if the process did not yield a proposed transaction that was in the best interest of stockholders, the process would be terminated and the Company would continue executing its strategy as an independent company. The Board determined to retain Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) to assist XMS with this process.

Following the March 11, 2008 Board meeting, Merrill Lynch and XMS contacted 11 parties to determine whether they would be interested in exploring a potential transaction with the Company and eight companies entered into confidentiality agreements with the Company, including Party B, Party C and Hologic, during the second half of March and first week of April. On March 31, 2008, a telephonic meeting of the Board was held at which a representative of Merrill Lynch reported on the status of the process to date and informed the Board that initial indications of interest were due on April 21, 2008. Final bids were requested by May 30, 2008. Members of the Company’s management met with interested parties from April 4 through April 15, 2008. On April 8, 2008, representatives of Hologic attended a presentation by the Company’s management in Chicago, Illinois.

A Board update call was held on April 23, 2008 at which Mr. Conroy updated the Board on the status of the process. He reported that on April 21, 2008 the Company had received a non-binding expression of interest from Hologic, Inc. of $11.50 per share in cash, subject to further due diligence. A representative of Merrill Lynch reported that none of the other bidders, including Party B and Party C, had decided to submit an offer at that time. Party C, however, continued to reiterate a desire to enter into a strategic partnership with the Company.

Representatives of Merrill Lynch and XMS sent Hologic a draft merger agreement on May 10, 2008. On May 12, 2008, representatives of Hologic and its legal, financial, tax and accounting advisors attended a presentation by the Company in Madison, Wisconsin. On May 16, 2008, a telephonic meeting of the Board was held at which Merrill Lynch and XMS provided an update on the status of the process to date. On May 19, 2008, Mr. Conroy discussed by telephone with Hologic’s chairman the possible sale of the Company.

Outside counsel to Hologic, Brown Rudnick LLP (“Brown Rudnick”) sent comments to the merger agreement to Kirkland & Ellis on May 23, 2008. On May 28, 2008, representatives of Kirkland & Ellis discussed with representatives of Brown Rudnick issues relating to the merger agreement that would be problematic for the Company, including the limitation of the Company’s remedies against Hologic to a reverse breakup fee and Hologic’s expansion of the circumstances in which the merger agreement could be terminated and in which the Company could be required to pay a breakup fee to Hologic. During this period, Hologic continued its due diligence review of the Company.

On May 27 and 28, 2008, Hologic made site visits to one of the Company’s key customers and to one of its key suppliers.

On May 27, 2008, representatives of Goldman Sachs & Co., Hologic’s financial advisor, indicated to representatives of Merrill Lynch and XMS that, based upon Hologic’s more detailed due diligence, Hologic expected to make an offer less than the $11.50 per share set forth in Hologic’s initial indication of interest.

On June 2, 2008, the Company received a final non-binding offer from Hologic to acquire the Company for $11.25 per share in cash. A Board meeting was held on June 2, 2008 to consider this offer. A representative of XMS described the material terms of the proposed transaction and that, as part of the offer, Hologic would expect the Company’s executive officers to restructure their employment agreements to, among other things, defer certain long term incentive plan (“LTIP”) payments and equity award vesting that would otherwise accelerate upon a change of control of the Company. The offer was accompanied by a draft third-party financing commitment from Goldman Sachs & Co., which would provide the cash to consummate the acquisition. Hologic also requested exclusivity with respect to continuing negotiations.

A detailed discussion followed, including a discussion of the premium of the offer price over the Company’s latest closing price, over the Company’s 30-day average trading price, and over the price just before the Company’s HPV clinical trial results were announced. Following that discussion, the Board authorized the Company’s advisors to continue negotiating with Hologic, including seeking an increase in the offer price. The Board decided not to grant Hologic exclusivity.

With regard to the proposed executive agreement modifications, the Board agreed that Larry Murphy, as Chairman of the Board’s Compensation Committee, would observe the executive negotiations on behalf of the Board. The Board recommended that management retain independent counsel to represent them in these negotiations. Individual members of the management team subsequently retained and were represented by multiple counsel.

On June 2, 2008, Mr. Conroy spoke to the chief executive officer and chief operating officer of Hologic by phone regarding Hologic’s proposal and Hologic’s condition that management defer receipt of certain change in control payments. On June 3, 2008, Mr. Conroy, Mr. Murphy and a representative of Michael Best & Friedrich LLP (“Michael Best”) met with representatives of Hologic in Detroit, Michigan to begin discussion of the requested modifications to management’s employment arrangements. Michael Best was retained to assist Mr. Murphy in observing the management negotiations.

On June 3, 2008, Kirkland & Ellis delivered a revised draft of the merger agreement to Brown Rudnick and representatives of Kirkland & Ellis and Brown Rudnick began negotiating the merger agreement.

On June 4, 2008, representatives of Merrill Lynch and XMS informed representatives of Goldman Sachs & Co. that the Company’s Board had requested an increase in the price per share from $11.25 per share to $11.50 per share. Goldman Sachs communicated with Merrill Lynch and XMS late on June 4, 2008 that Hologic was unwilling to raise its offer price.

On June 4, 2008, a Board meeting was held to further consider Hologic’s offer. A representative of XMS reported on negotiations with Hologic and that Hologic was not willing to raise the per-share offer price above $11.25. Representatives of XMS also reported on the progress of negotiations with respect to a definitive merger agreement and the status of negotiations with respect to the executive agreements. A representative of Michael Best provided additional detail regarding the open issues in the executive agreements. Mr. Murphy reported that he had monitored such negotiations on behalf of the Board.

Representatives of Kirkland & Ellis reviewed with the Board legal considerations in connection with the potential sale of the company. A representative of Kirkland & Ellis then reviewed with the Board a detailed summary of the proposed merger agreement, including the termination provisions, remedy provisions and conditions to closing. A representative of Kirkland & Ellis then reviewed certain other actions the board and/or compensation committee would need to take in connection with the transaction, including an amendment to the Company’s rights plan. Representatives of Merrill Lynch then reviewed with the Board the financial analyses performed as of that date by Merrill Lynch, including certain assumptions, matters considered, qualifications and limitations therein (including FDA approval of the Company’s HPV product).

On June 5, 2008, a Board meeting was held to update the Board on the status of negotiations. Representatives of Merrill Lynch and XMS reported that the Company had reached material agreement on most but not all issues in the merger agreement and described the key issues that remained to be negotiated. A representative of Kirkland & Ellis provided additional detail regarding the status of the negotiations and the open issues. Mr. Conroy reported on the status of negotiations regarding amendments to the executive employment agreements. A representative of Michael Best summarized the key terms of the executive agreements including the payments that would accelerate upon the sale to Hologic, the payments and other benefits that would be deferred until certain events (principally, FDA approval of the Company’s HPV products), and new payments being made available by Hologic as retention bonuses for certain executives.

Following the June 5, 2008 Board meeting through June 8, 2008, representatives of Kirkland & Ellis and Brown Rudnick continued to negotiate the merger agreement, including provisions relating to termination rights and remedies. Brown Rudnick agreed as a result of these negotiations that the Company would have the right to specifically enforce the agreement in all cases other than in limited circumstances relating to a failure to receive financing that does not result from any breach of the merger agreement by Hologic (other than its failure to accept and pay for the shares of Common Stock validly tendered and not withdrawn in the Offer, in accordance with the terms of the Offer and the Merger Agreement) and to limit the circumstances in which a breakup fee would be payable by the Company.

On June 7, 2008, representatives of Hologic participated in a telephone conversation with representatives of Third Wave in order to further review statistical information relating to clinical trials conducted in support of Third Wave’s HPV products.

On June 8, 2008, a Board meeting was held to approve the merger agreement and related matters. Mr. Conroy reported that all remaining issues in the merger agreement and in the executive agreements had been resolved and that, subject to the Board’s consideration and approval of the transaction, management was prepared to go forward.

A representative of Kirkland & Ellis referred the board to the draft merger agreement, draft disclosure schedules and the summary of the merger agreement that had been previously distributed to all directors. He reviewed the merger agreement, focusing on negotiated changes since his detailed presentation to the Board of

June 4, 2008. A representative of Merrill Lynch then delivered Merrill Lynch’s oral opinion, which was subsequently confirmed in writing, that as of that date, the $11.25 per share cash consideration to be received by the holders of the Company’s shares pursuant to the transaction with Hologic was fair from a financial point of view to the holders of such shares, other than Hologic and its affiliates.

Mr. Murphy and a representative of Michael Best gave an update on the negotiations relating to the executive agreements that had transpired since the Board meeting of June 5, 2008 and described the key terms of each of the executive agreements in detail. Mr. Murphy stated that in his opinion, all of the executives were fully informed about their new agreements and they had retained (or had been given the opportunity to retain) independent counsel. Mr. Murphy noted that the executives had voluntarily given up benefits to which they were otherwise legally entitled in order to facilitate the transaction for the benefit of stockholders. The Board meeting temporarily adjourned and a compensation committee meeting was held to approve the amendments to the executive employment agreements required to effect the arrangements with Hologic.

The Board meeting then resumed and discussions continued regarding the proposed transaction with Hologic and, after a detailed discussion, the Board unanimously determined it was in the best interests of the Company’s stockholders to approve the merger agreement and the transactions contemplated by the merger agreement. Shortly following the meeting, the Company and Hologic executed the merger agreement. On June 9, 2008, the parties announced the execution of the merger agreement.

Reasons for Recommendation

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required by Delaware law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement in accordance with the applicable provisions of Delaware law, the Board consulted with the Company’s senior management, legal counsel and financial advisors and considered a number of factors, including the following:

•

The Board discussed the Company’s current business plan, including the risks associated with achieving and executing upon the Company’s business plan. The Board considered that the holders of Common Stock would continue to be subject to the risks and uncertainties of the Company’s business plan and prospects unless the Common Stock was acquired for cash. These risks and uncertainties included risks related to the receipt of FDA approval for both its high-risk and 16/18 genotyping product, risks relating to the Company’s ability to successfully develop and market its current products and risks related to the Company’s ability to finance its research and development activities as well as the commercialization of any products approved by the FDA, as well as the other risks and uncertainties discussed in the Company’s filings with the SEC.

•

The Board considered the Company’s need for significant capital to execute its business plan as a stand alone company, including the launch of the Company’s HPV products and the related development and roll-out of its instrumentation platform and next generation hospital automation platforms. The Board considered the current unsteadiness in the capital markets and the potential dilutive effect that additional equity financings would likely have on existing stockholders.

•

With assistance from Merrill Lynch, the Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represented a premium of 58.5% over the closing price on March 11, 2008, the last trading day prior to announcement of the results from the Company’s HPV clinical trial results. The Board considered that the Offer Price represented a premium of approximately 21.2% over the average closing price of the Common Stock during the 30 days ending June 3, 2008 and a premium of 37.3% over the average closing price of the Common Stock during the one year period ending June 3, 2008.

•

The Board considered that the Offer provides for a cash tender offer for all Common Stock held by the Company stockholders to be followed by the Merger in which all of the outstanding shares of Common Stock (other than shares of Common Stock that are held by Hologic or by stockholders, if any, who properly exercise their appraisal rights under the DGCL) would be converted into cash equal to the Offer Price, thereby enabling all of the Company’s stockholders, at the earliest possible time, to obtain the benefits of the transaction.

•

The Board considered the results of the process that had been conducted by the Company, with the assistance of the Company’s management and financial advisors, to evaluate strategic alternatives, including informal discussions with 12 companies to explore their interest in a strategic transaction with the Company, as well as the formal sales process undertaken during which the Company’s advisors contacted 11 parties to determine whether they would be interested in exploring a transaction with the Company. Based on the results of that process, its prior discussions with Party C and the Company’s arm’s-length negotiations with Hologic, the Board believed that the Offer Price represented the highest price per share of Common Stock that was reasonably attainable.

•

The Board reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, which included the respective representations, warranties, covenants and termination rights of the parties. Those matters considered included:

•	The Board considered that, in its view, the material terms of the Merger Agreement, taken as a whole, were as favorable as those found in comparable acquisition transactions.

•

The Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of Hologic to accept for payment and pay for the shares of Common Stock tendered pursuant to the Offer and Hologic’s obligations to consummate the Merger thereafter, the absence of significant required regulatory approvals (other than HSR approval) and the likelihood that required approvals would be received without unacceptable conditions.

•

The Board considered that, under certain circumstances, Hologic would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, certain subsequent expiration dates.

•

The Board considered that Hologic’s obligations pursuant to the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing condition. The Company considered the terms of the commitment letter entered into between the Company and Goldman Sachs, pursuant to which Goldman Sachs has committed to provide funds sufficient to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

•

The Board considered that the Company has the ability to seek specific performance of the terms of the Merger Agreement other than in the limited circumstance in which Hologic has not accepted for payment Common Stock tendered in the Offer due to Goldman Sachs’ failure to fund the debt financing contemplated by its commitment letter and Hologic is not otherwise in breach of its obligations under the Merger Agreement. The Board considered that the availability of financing is not a condition to the Offer, stockholders may have other remedies and, in this limited circumstance, the Company would be entitled to terminate the Merger Agreement and Hologic would be required to pay the Company a fee of $18 million.

•

The Board considered the provisions in the Merger Agreement that provide for the ability of the Board, under certain limited circumstances, to furnish information with respect to the Company in response to an unsolicited proposal from a third party that the Board believes in good faith to be bona fide and that the Board determines in good faith constitutes or could reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement), and the ability of the Company to participate in discussions or negotiations with such persons if the Board determines in good faith that the failure to take that action would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable law.

•

The Board considered the provisions in the Merger Agreement that provide for the ability of the Board under certain limited circumstances to withhold, withdraw, amend, qualify or modify in a manner adverse to Hologic, the Board’s recommendation to the Company’s stockholders if, in response to a material development or change in circumstances occurring or arising after the date of the Merger Agreement that was neither known to the Board of Directors nor reasonably foreseeable as of or prior to the date of the Merger Agreement and not relating to any acquisition proposal or any ruling or determination by the FDA, the Board determines in good faith that the failure to do so would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable law.

•

The Board considered the provisions in the Merger Agreement that provide for the ability of the Board to terminate the Merger Agreement upon a change of its recommendation to the stockholders regarding the Offer and the Merger in order to enter into a definitive agreement with respect to a superior proposal if the Board determines in good faith that the failure to do so would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable law, if, concurrent with such termination, the Company pays to Hologic a termination fee of $18 million.

•

The Board considered that, in its view, the $18 million termination fee that could become payable pursuant to the Merger Agreement was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Board entered into or intended to enter into an agreement providing for a transaction that would be more favorable to the Company’s stockholders than the transactions contemplated by the Merger Agreement.

•

The Board considered the opinion of Merrill Lynch, which was delivered to the Board on June 8, 2008 and subsequently confirmed in writing, to the effect that, as of the date of the opinion, and based upon and subject to the assumptions, matters considered, qualifications and limitations set forth in its written opinion, the Offer Price to be received by the holders of Common Stock pursuant to the Offer is fair from a financial point of view to such holders, other than Hologic and its affiliates. The full text of Merrill Lynch’s opinion, which sets forth the procedures followed, the factors considered, the limitations on the review undertaken and the assumptions made by Merrill Lynch in arriving at its opinion, is attached hereto as Annex II and is incorporated herein by reference.

•

The Board considered the availability of appraisal rights with respect to the Merger for the Company stockholders who properly exercise their rights under Delaware law, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their shares of Common Stock at the completion of the Merger.

The Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

•

The Board considered the fact that, subsequent to completion of the Merger, the Company will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company’s stockholders from being able to participate in any value creation that the Company could generate going forward, including in the event that the Company’s HPV products are approved by the FDA, as well as any future appreciation in value of the combined company, unless they separately acquired Hologic common stock.

•

The Board considered the restrictions that the Merger Agreement impose on actively soliciting competing bids, and the insistence of Hologic as a condition to its offer that the Company would be obligated to pay a termination fee of $18 million under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirors from proposing alternative transactions.

•

The Board considered that the conditions to Hologic’s obligation to accept for payment and pay for shares of Common Stock tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control.

•

The Board considered the fact that, if the Offer and Merger are not consummated, the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs, attempting to consummate the transaction. The Board also considered the fact that, if the Offer and Merger are not completed, the trading price of Common Stock could be adversely affected and the market’s perception of the Company’s continuing business could potentially result in a loss of customers, vendors, business partners, collaboration partners and employees.

•

The Board considered that, under the terms of the Merger Agreement, the Company agreed that it will carry on its business in the ordinary course of business consistent, in all material respects, with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Hologic.

•	The Board considered the fact that gains from this transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes.

The Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweighed the risks of the Offer and the Merger.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the Board were aware of the interests of executive officers and directors of the Company as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(c)    Intent to Tender

To the Company’s knowledge, except as provided below, after reasonable inquiry, the Company and all of the Company’s directors and affiliates currently intend to tender or cause to be tendered all Common Stock held of record or beneficially by them pursuant to the Offer (other than Common Stock held directly or indirectly by other public companies, as to which the Company has no knowledge or shares of Common Stock for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. The foregoing does not include any Common Stock over which, or with respect to which, any such director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

In connection with the Merger Agreement, certain of the Company’s executive officers entered into Stockholder Agreements with Hologic pursuant to which they agreed not to tender, directly or indirectly, Common Stock in the Offer without the prior written consent of Hologic. The purpose of such Stockholder Agreements is to ensure that the entering into of certain compensation arrangements with the Company and Hologic in connection with the Merger do not cause the Offer to fail to comply with the provisions of Rule 14d-10 of the Exchange Act. Although all of such arrangement have been approved by the compensation committee of the Company, composed of independent directors, and therefore fall within the safe harbor provided in Rule 14D-10, these executives agreed with Hologic that they would enter into these agreements as an additional precautionary measure. Common Stock held by these executive officers will be converted into the merger consideration at the Effective Time. To the Company’s knowledge after reasonable inquiry, all of such executive officers intend to vote in favor of the Merger to the extent a vote of stockholders is required by Delaware law.

(d)    Opinion of Third Wave’s Financial Advisor

Merrill Lynch rendered its opinion to the Third Wave Board to the effect that, as of June 8, 2008, and based upon and subject to the assumptions, matters considered, qualifications and limitations set forth therein, the Offer Price proposed to be received by the holders of Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to the holders of Common Stock, other than Hologic and its affiliates (the “Excluded Holders”).

Overview

Pursuant to an engagement letter between Merrill Lynch and the Company dated March 16, 2008, the Company retained Merrill Lynch to act as its financial advisor and, to the extent requested by the Company and appropriate under the circumstances, to render an opinion to the Board as to the fairness, from a financial point of view, to the stockholders of the Company, of the consideration to be received in a merger or sale of the Company.

In selecting Merrill Lynch, the Board considered, among other things, Merrill Lynch’s qualifications, expertise and reputation, including the fact that Merrill Lynch is an internationally recognized investment banking firm with substantial experience advising companies in the health care industry as well as substantial experience providing strategic advisory services. Merrill Lynch, as part of its investment banking business, is continuously engaged in the evaluation of businesses and their debt and equity securities in connection with mergers and acquisitions, underwritings, private placements and other securities offerings, senior credit financings, valuations, and general corporate advisory services.

Opinion to the Board of Directors

On June 8, 2008, Merrill Lynch delivered its oral opinion to the Company’s Board, which was subsequently confirmed in writing, to the effect that, as of the date of the opinion, and based upon and subject to the assumptions, matters considered, qualifications and limitations set forth in its written opinion, the Offer Price to be received by the holders of Common Stock pursuant to the Offer and the Merger is fair from a financial point of view to such holders, other than the Excluded Holders.

The full text of Merrill Lynch’s opinion, dated June 8, 2008, which sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Merrill Lynch, is attached to this Schedule 14D-9 as Annex II. The following summary of the opinion is qualified in its entirety by reference to the full text of the opinion, which is incorporated herein by reference.

Merrill Lynch’s opinion was addressed to the Board for its use and benefit and only addresses the fairness to holders of Common Stock, from a financial point of view, as of the date of the opinion, of the Offer Price to be received by holders of Common Stock, other than Excluded Holders, in the Offer and the Merger. The opinion did not address the merits of the underlying decision by the Company to engage in the Offer and the Merger and did not constitute a recommendation to any stockholder as to whether such stockholder should tender any Common Stock pursuant to the Offer or how such stockholder should vote on the proposed Merger or any matter related thereto. In addition, Merrill Lynch was not asked to address, and the opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Common Stock.

In arriving at its opinion, Merrill Lynch, among other things:

•	Reviewed certain publicly available business and financial information relating to the Company that Merrill Lynch deemed to be relevant;

•	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Merrill Lynch by the Company;

•	Conducted discussions with members of senior management of the Company concerning the matters described above;

•	Reviewed the market prices and valuation multiples for Common Stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	Compared the proposed financial terms of the Offer with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

•	Participated in certain discussions and negotiations among representatives of the Company and Hologic and their financial and legal advisors;

•	Reviewed an execution copy dated as of June 8, 2008 of the Merger Agreement;

•

Reviewed an execution copy dated June 8, 2008 of a Commitment Letter from Goldman Sachs Credit Partners, L.P. that Merrill Lynch understood would be used by Hologic to finance the Offer and the Merger; and

•

Reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch’s assessment of general economic, market and monetary conditions.

In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied and otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of the Company nor was it furnished with any such evaluation or appraisal, nor did Merrill Lynch evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by the Company, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company.

Merrill Lynch’s opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch by the Company as of, the date of its opinion. Merrill Lynch has no obligation to update or revise its opinion based on circumstances or events occurring after the date of its opinion. Circumstances could develop prior to the consummation of the proposed Offer and the Merger that, if known at the time Merrill Lynch rendered its opinion, would have altered its opinion.

At a meeting of the Company’s Board held on June 4, 2008, Merrill Lynch presented financial analyses that it performed to arrive at its opinion. The following is a summary of the material financial analyses performed by Merrill Lynch and reviewed by the Company Board in connection with Merrill Lynch’s opinion relating to the Offer and the Merger. Some of the summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses performed by Merrill Lynch, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch.

Historical Stock Trading Analysis

Merrill Lynch reviewed the historical trading performance of the Common Stock. Merrill Lynch observed that the low and high trading prices for the Common Stock over the 52-week period ending on June 3, 2008, the last trading day before Merrill Lynch presented its financial analyses to the Board on June 4, 2008, were $5.17 and $11.00, respectively. Merrill Lynch observed that the Offer Price was in excess of the highest trading price of the Common Stock during the 52-week period ending June 3, 2008.

Research Analyst Stock Price Targets

Merrill Lynch reviewed price targets for the Common Stock recently published by Wall Street research analysts and observed that these price targets ranged from $8.00 to $12.00. Merrill Lynch observed that the price targets discounted to present value ranged from approximately $7.00 to $10.00, both rounded to the nearest $0.25. Merrill Lynch observed that the Offer Price was in excess of these discounted price targets for the Common Stock.

Selected Public Company Analysis

Using publicly available information, Merrill Lynch compared selected financial and operating information and ratios for the Company with the corresponding information for the publicly traded companies identified below. Merrill Lynch selected these companies because they engage in businesses and have operating profiles reasonably similar to those of the Company. The selected companies were:

•	Abaxis, Inc.

•	Cepheid

•	Gen-Probe Incorporated

•	Immucor, Inc.

•	Meridian Bioscience, Inc.

•	Nanosphere, Inc.

•	Qiagen, N.V.

Using publicly available financial information, Merrill Lynch calculated an equity market value for each of these companies by multiplying its closing stock price as of June 3, 2008 by the number of its diluted shares outstanding as calculated using the treasury stock method. Merrill Lynch calculated an enterprise value for each company by adding to its equity market value the amount of such company’s net debt (debt less cash) and amount of minority interest as reflected in its most recent publicly available balance sheet.

Using publicly available financial information for each company and estimates of revenue for each company derived from publicly available Wall Street research analyst reports, Merrill Lynch calculated for each company the enterprise value as a multiple of estimated revenue for fiscal years 2008, 2009 and 2010.

Merrill Lynch also calculated similar implied multiples for the Company using an enterprise value and a stock price based on the Company’s closing stock price of $10.66 as of June 3, 2008 and the Company management’s estimates of revenue for 2008, 2009 and 2010.

Merrill Lynch compared the implied multiples it calculated for the selected companies to the implied multiples it calculated for the Company. The results of these analyses are summarized in the following table:

	Selected Companies			Company
Multiple	Range	Mean	Median	Management Estimate
Enterprise Value / Estimated 2008 Revenue	5.00x - 8.54x	6.35x	5.63x	14.23x
Enterprise Value / Estimated 2009 Revenue	4.36x - 7.84x	5.85x	5.11x	8.47x
Enterprise Value / Estimated 2010 Revenue	2.53x - 6.04x	4.48x	4.28x	5.09x

Based on the foregoing and Merrill’s Lynch’s analyses of the various selected companies and on qualitative judgments involving non-mathematical considerations, Merrill Lynch applied certain ranges of multiples to the Company management’s estimates of revenue for 2008, 2009 and 2010 and derived the following implied equity reference ranges per Company Share, all rounded to the nearest $0.25:

•	$5.00 to $6.50, by applying multiples ranging from 6.5x to 8.5x to the Company management’s estimate of its 2008 revenue;

•	$7.50 to $10.00, by applying multiples ranging from 6.0x to 8.0x to the Company management’s estimate of its 2009 revenue; and

•	$9.50 to $12.25, by applying multiples ranging from 4.5x to 6.0x to the Company management’s estimate of its 2010 revenue.

Merrill Lynch observed that the Offer Price was either in excess of or at the top end of these implied equity reference ranges per Company Share.

None of the selected companies is identical to the Company. Accordingly, an analysis of the results of the foregoing calculations cannot be limited to a quantitative review of the results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading dynamics of the selected companies, as well as those of the Company.

Selected Transaction Analysis

Merrill Lynch compared certain financial terms of the proposed Offer with certain publicly available information relating to the following selected acquisition transactions in the diagnostic products industry:

Selected Transactions

Date Announced	Target	Acquiror
April 25, 2008	Innogenetics, N.V.	Solvay Pharmaceuticals S.A.

January 22, 2008	Ventana Medical Systems, Inc.	Roche Holding Ltd.

July 25, 2007	Dade Behring Holdings, Inc.	Siemens A.G.

June 4, 2007	Cholestech Corporation	Inverness Medical Innovations, Inc.

June 3, 2007	Digene Corporation	Qiagen, N.V.

May 20, 2007	Cytyc Corporation	Hologic, Inc.

April 5, 2007	Biosite Incorporated	Inverness Medical Innovations, Inc.

February 12, 2007	Adeza Biomedical Corporation	Cytyc Corporation

October 8, 2006	Vision Systems Ltd.	Danaher Corporation

August 14, 2006	TriPath Imaging, Inc.	Becton, Dickinson and Company

April 26, 2006	Diagnostic Products Corporation	Siemens A.G.

January 13, 2004	TheraSense, Inc.	Abbott Laboratories

December 15, 2003	i-STAT Corporation	Abbott Laboratories

July 24, 2003	IGEN International, Inc.	Roche Holding Ltd.

February 10, 2003	Disetronic Holding A.G.	Roche Holding Ltd.

Transaction Multiples Analysis

Merrill Lynch calculated the transaction value for each transaction by multiplying the amount of the announced per share consideration paid or payable in each transaction by the number of fully diluted outstanding shares of the target company based upon publicly available information and adding to the result the amount of the target company’s net debt as of the date of the target company’s most recent balance sheet prior to announcement of the applicable transaction.

For each of the selected transactions, Merrill Lynch calculated the transaction value as a multiple of the target company’s estimate of revenue for the fiscal year subsequent to the fiscal year in which the selected transaction was announced (referred to as FY + 1), derived from publicly available Wall Street research analyst reports for the target company as of the announcement of the transaction. The results of the calculations are as follows:

Multiple	Range	Mean	Median
Transaction Value/ FY + 1 Revenue	3.6x - 9.0x	5.8x	5.3x

Based on the foregoing and Merrill Lynch’s analyses of the various selected transactions and on qualitative judgments involving non-mathematical considerations, Merrill Lynch applied a certain range of multiples to the Company management’s estimates of the FY + 1 revenue (when used in the case of the Company, FY + 1 refers to the 1-year period following December 31, 2008). Merrill Lynch derived an implied equity reference range per Company Share, rounded to the nearest $0.25, of $7.50 to $11.25 by applying multiples ranging from 6.0x to 9.0x to the Company’s FY + 1 revenue.

Merrill Lynch observed that the Offer Price was at the top end of this implied equity reference range per Company Share.

Discounted Cash Flow Analysis

Merrill Lynch performed a discounted cash flow analysis using certain financial forecasts and estimates prepared by the management of the Company for the second half of fiscal year 2008 and fiscal years 2009 through 2012 that the Company Board directed Merrill Lynch to utilize for purposes of its analysis. Merrill Lynch calculated a range of the implied present values as of June 30, 2008 of the estimated unlevered, after-tax free cash flows that the Company was forecasted to generate from July 1, 2008 through December 31, 2012 by applying discount rates ranging from 14.0% to 15.0%. Merrill Lynch also calculated estimated terminal values of the Company as of December 31, 2012 based on perpetual growth rates ranging from 5.0% to 7.0%. The estimated terminal values were then discounted to present value as of June 30, 2008 using discount rates ranging from 14.0% to 15.0%. Merrill Lynch added together the range of the implied present values of the Company’s estimated free cash flows from July 1, 2008 through December 31, 2012 and the range of the implied present values of the Company’s terminal values as of December 31, 2012 to derive a range of implied enterprise values of the Company as of June 30, 2008.

Merrill Lynch subtracted the amount of the Company’s estimated net debt from the implied enterprise values resulting from the above calculations to derive an implied equity reference range for the Company. By dividing such implied equity reference range by the number of fully diluted outstanding shares of the Company, Merrill Lynch derived an implied equity reference range per Company Share as of June 30, 2008 of $7.50 to $10.75, rounded to the nearest $0.25.

Merrill Lynch observed that the Offer Price was in excess of this implied equity reference range per Company Share.

The discount rates used in these analyses were based on Merrill Lynch’s estimate of the weighted average cost of capital of the Company and the perpetual growth rates used were based upon Merrill Lynch’s judgment and expertise, as well as its review of publicly available business and financial information and the financial and business characteristics of the Company and the selected companies referenced in the Selected Public Company Analysis.

Miscellaneous

The summary set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch. The preparation of a fairness opinion is a complex and analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. Merrill Lynch believes that selecting any portion of its analyses or of the summary set forth above, without considering the analyses as a whole, would create an incomplete view of the process underlying its opinion. Merrill Lynch used the methodologies summarized above because it deemed those valuation methodologies to be the most relevant and appropriate in connection with the preparation of its opinion. In arriving at its opinion, Merrill Lynch considered the results of all its analyses and did not attribute any particular weight to any analysis or factor considered by it. Merrill Lynch made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. The analyses performed by Merrill Lynch include analyses based upon forecasts of future results provided by the Company, which results may be significantly more or less favorable than those suggested by Merrill Lynch’s analyses. The analyses do not purport to be appraisals of the Company or to reflect the prices at which the Common Stock may trade at any time after the announcement of the proposed Offer and Merger. The analyses were prepared solely for the purposes of Merrill Lynch providing its opinion to the Company’s Board. The analyses are inherently subject to uncertainty, being based upon numerous factors and events, including, without limitation, factors relating to industry performance, general business, economic and competitive conditions and other matters, many of which are beyond the control of the parties or their respective advisors. The estimates of future performance of the Company provided by the management of the Company in or underlying Merrill Lynch’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates, and neither Merrill Lynch nor any other person assumes responsibility if such future results or actual values are materially different from those forecasted. In addition, as described above, Merrill Lynch’s opinion was among several factors taken into consideration by the Company’s Board in making its determination to approve the Merger Agreement and the Offer and the Merger. Consequently, Merrill Lynch’s analyses should not be viewed as determinative of the decision of the Board with respect to the fairness of the Offer Price.

Under the terms of its engagement, the Company agreed to pay Merrill Lynch a fee for its services contingent upon the consummation of the Offer and the Merger. Merrill Lynch will also receive a fee in connection with the delivery of its opinion. In addition, the Company has agreed to reimburse Merrill Lynch for its reasonable expenses incurred in connection with providing its services and to indemnify Merrill Lynch, its affiliates and related parties against certain liabilities arising out of Merrill Lynch’s engagement. In addition, in the ordinary course of its business, Merrill Lynch or its affiliates may actively trade the Common Stock as well as securities of Hologic for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Merrill Lynch

Pursuant to a letter agreement, dated March 16, 2008, the Company engaged Merrill Lynch to act as its financial advisor in connection with a merger or sale of the Company. Pursuant to the terms of such engagement letter, the Company agreed to pay Merrill Lynch an advisory fee of $2.5 million, all of which is payable upon consummation of the Offer. In addition, the Company has agreed to pay Merrill Lynch a fee equal to $2 million upon the delivery of its opinion. In addition, the Company has agreed to reimburse Merrill Lynch for its reasonable expenses incurred in connection with Merrill Lynch’s engagement and to indemnify Merrill Lynch, its affiliates and related parties against certain liabilities arising out of Merrill Lynch’s engagement, including certain liabilities under the federal securities laws.

XMS

Pursuant to a letter agreement, dated June 1, 2007, the Company engaged XMS to provide financial advisory services for a range of possible transactions, including the sale of all or a portion of the Company. Pursuant to the terms of such engagement letter, the Company agreed to pay XMS an advisory fee of 0.55% of the total purchase price of any transaction completed by the Company, all of which is payable upon consummation of the Offer. In addition, the Company has agreed to reimburse XMS for its reasonable expenses incurred in connection with XMS’ engagement and to indemnify XMS, its affiliates and related parties against certain liabilities arising out of XMS’ engagement, including certain liabilities under the federal securities laws.

Except as otherwise noted in this Item 5, neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or Merger.

Item 6. Interest in Securities of the Subject Company.

Except as described below, during the past 60 days, no transactions in Third Wave’s securities have been effected by Third Wave or, to its knowledge, by any of its directors, executive officers, affiliates or subsidiaries.

During the past 60 days prior to the date of this Schedule 14D-9 and in the ordinary course, the Company has issued (1) 1,267,477 shares of Common Stock to holders of Company Options upon the exercise of such options by the holders thereof; (2) 39,590 Company RSUs pursuant to its 2000 Stock Plan; (3) a total of 101,546 shares of Common Stock to holders of Company RSUs upon the vesting of such Company RSUs and (4) 124,602 shares of Common Stock to employees pursuant to the ESPP.

The following table sets forth information regarding all transactions in Third Wave’s securities by Third Wave’s directors, officers, affiliates and subsidiaries, showing the name of the director or executive officer, date of the transaction, the number of Third Wave’s shares acquired or transferred by such officer or director, the price paid for those shares and the sale price per share during the past 60 days, and the nature of the transaction.

Name	Date	Number of Shares	Price per share	Nature of Transaction
Jorge Garces.	June 9, 2008	28	$0.001	Vesting of Company RSUs(1)(2)
		10	$11.14	Withholding of shares to pay taxes
John Bellano	June 9, 2008	1,667	$0.001	Vesting of Company RSUs(1)(2)
		491	$11.14	Withholding of shares to pay taxes
Greg Hamilton	June 9, 2008	1,667	$0.001	Vesting of Company RSUs(1)(2)
		554	$11.14	Withholding of shares to pay taxes
Jorge Garces.	May 7, 2008	10,849	$0.001	Vesting of Company RSUs(1)(3)
		3,602	$8.41	Withholding of shares to pay taxes
Cindy S. Ahn	May 7, 2008	9,616	$0.001	Vesting of Company RSUs (1)(3)
		3,193	$8.41	Withholding of shares to pay taxes
Maneesh Arora	May 7, 2008	10,171	$0.001	Vesting of Company RSUs (1)(3)
		3,377	$8.41	Withholding of shares to pay taxes
John Bellano	May 7, 2008	7,212	$0.001	Vesting of Company RSUs (1)(3)
		2,124	$8.41	Withholding of shares to pay taxes
Greg Hamilton	May 7, 2008	8,137	$0.001	Vesting of Company RSUs (1)(3)
		2,702	$8.41	Withholding of shares to pay taxes
Ivan Trifunovich	May 7, 2008	10,171	$0.001	Vesting of Company RSUs (1)(3)
		3,697	$8.41	Withholding of shares to pay taxes
Kevin T. Conroy	May 7, 2008	17,814	$0.001	Vesting of Company RSUs (1)(3)
		5,913	$8.41	Withholding of shares to pay taxes
Katherine S. Napier	May 5, 2008	1,588	$8.82	Payment of director quarterly fees(4)
Lawrence J. Murphy	May 5, 2008	829	$8.82	Payment of director quarterly fees(4)
James P. Connelly	May 5, 2008	1,588	$8.82	Payment of director quarterly fees(4)
Gordon F. Brunner	May 5, 2008	1,658	$8.82	Payment of director quarterly fees(4)
Ivan Trifunovich	April 30, 2008	8,361	$2.54	Acquired through ESPP
Kevin T. Conroy	April 30, 2008	8,000	$2.54	Acquired through ESPP
Greg Hamilton	April 30, 2008	939	$2.54	Acquired through ESPP
John Bellano	April 30, 2008	2,414	$2.54	Acquired through ESPP
Cindy S. Ahn	April 30, 2008	3,880	$2.54	Acquired through ESPP

(1)	The Company RSUs vest over four years, with one-fourth vesting on each of the first, second, third and fourth anniversaries of the grant date. Upon vesting, the holder will receive one share of Common Stock for each such vested Company RSU.

(2)	The Company RSUs set forth above were originally granted on June 7, 2006.

(3)	The Company RSUs set forth above were originally granted on May 7, 2007.

(4)	Pursuant to the Company’s director fee stock payment program.

Item 7. Purpose of the Transaction and Plans or Proposals.

(a)    Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b)    Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c)    Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Third Wave Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

(a)    Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Third Wave Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

(b)    Rights Plan

In connection with the Merger Agreement, the Third Wave Board adopted Amendment No. 2 to the Company’s Preferred Stock Rights Plan (the “Rights Plan Amendment”). The effect of the Rights Plan Amendment is to permit the execution of the Merger Agreement and the performance and consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, without causing either Hologic or Purchaser to be deemed an Acquiring Person pursuant to the Preferred Stock Rights Plan and as a result, not trigger the Rights (as defined in the Preferred Stock Rights Plan) or cause any event adverse to Hologic or Purchaser under the Preferred Stock Rights Plan, and to cause the Rights to expire immediately prior to the Effective Time without any payment being made in respect thereof. In the event that the Merger is terminated in accordance with Article X of the Merger Agreement, the Rights Plan Amendment will cease to be in force and the Company’s Preferred Stock Rights Plan shall remain the same as it existed prior to the Rights Plan Amendment.

(c)    Antitrust Approvals Needed

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC (the “HSR Filing”) and the applicable waiting periods have expired or have been terminated. The acquisition of Shares pursuant to the Offer is subject to these requirements.

Under the HSR Act, the purchase of Shares pursuant to the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the HSR Filing by Hologic, unless the waiting period is otherwise terminated or extended by the FTC or the Antitrust Division. Hologic and Third Wave each submitted an HSR Filing on June 10, 2008, with respect to the Offer and the Merger. Accordingly, the waiting period with respect to the Offer would expire at 12:00 midnight, New York City time, at the end of June 25, 2008, unless (1) earlier terminated by the Antitrust Division and the FTC, or (2) Hologic receives a request for additional information or documentary material (known as a “Second Request”) from the Antitrust Division or FTC prior to that time. If, within such 15-calendar day waiting period, either the Antitrust Division or the FTC issues a Second Request to Hologic, the waiting period would be extended for an additional 10-calendar days following substantial compliance by Hologic with such a Second Request. Only one such extension of the waiting period pursuant to a

Second Request is authorized by the HSR Act. Thereafter, the consummation of the Offer and the Merger could be enjoined preliminarily or permanently by court order on antitrust or competition grounds pursuant to a court challenge by a government antitrust authority or private parties, or closing could be temporarily postponed by the consent of Third Wave and Hologic. An extension of the waiting period, entry of a preliminary court injunction, or decision by Third Wave and Hologic to temporarily postpone the consummation of the Offer and Merger pursuant to such a court challenge will not give rise to any rights of Third Wave and Hologic to withdraw from the Merger Agreement not otherwise provided for by applicable law. Although Third Wave is also required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the transaction, neither Third Wave’s failure to make those filings nor Third Wave’s failure to substantially comply with a Second Request issued by the Antitrust Division or FTC will extend the waiting period with respect to the transaction. At any time before or after the purchase by Hologic of Third Wave Shares pursuant to the Offer, either of the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Hologic or the divestiture of substantial assets of Hologic and/or its subsidiaries, and state attorneys general, foreign governments, or private parties may also bring legal action under federal, state, or foreign antitrust laws under certain circumstances. The parties may also make other regulatory filings. There can be no assurance that a challenge to the Offer on antitrust or competition grounds will not be made or, if such challenge is made, what the outcome will be.

(d)    State Anti-Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, under Section 203 of the DGCL an “interested stockholder” (defined to include, any person who beneficially owns, has the right to acquire, or has the right to vote 15% or more of the Company’s outstanding voting stock) is prevented from engaging in a “business combination” (defined to include, a corporate merger) with the Company for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” or the transaction which resulted in the stockholder becoming an “interested stockholder” is approved by the board of directors of the Company (the “Board”) prior to such date. The Board approved the Merger Agreement for purposes of Section 203 of the DGCL on June 8, 2008.

(e)    Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company granted to Hologic and Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company the number of shares of Common Stock (the “Top-Up Option Shares”) that, when added to the number of Shares owned by Hologic or Purchaser or any wholly owned subsidiary of Hologic or Purchaser at the time of exercise of the Top-Up Option, constitutes 90.0005% of the number of shares of Common Stock that will be outstanding immediately after the issuance of the Top-Up Option Shares.

The Top-Up Option may be exercised by Hologic or Purchaser at any time on or after the Acceptance Time and on or prior to the fifth Business Day (as defined in the Merger Agreement) after the later of (1) the expiration date of the Offer or (2) the expiration of any subsequent offering period. Notwithstanding the foregoing, the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions, unless waived by the Company, that (1) no provision of any applicable laws and no applicable order, injunction or other judgment shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (2) the issuance of Top-Up Option Shares pursuant to the Top-Up Option would not require approval of the Company’s Stockholders (defined below) under applicable laws (including, for this purpose the rules and regulations of the NASDAQ Global Select Market), (3) upon exercise of the Top-Up Option, the number of shares of Common Stock owned by Hologic or Purchaser or any wholly owned subsidiary of Hologic or Purchaser constitutes 90.0005% of the number of shares of Common Stock that will be outstanding immediately after the issuance of the Top-Up Option Shares, and (4) the number of Top-Up Option Shares issued pursuant to the Top-Up Option shall in no event exceed the number of authorized and unissued shares of Common Stock of the Company less the maximum number of shares potentially necessary for issuance with respect to all outstanding obligations of the Company.

The purchase price payable for the shares of Common Stock being purchased by Hologic or Purchaser pursuant to the Top-Up Option is equal to the Offer Price, which may be paid by Hologic or Purchaser either in cash or by executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Shares, or some combination thereof.

(f)    Vote Required to Approve the Merger and DGCL Section 253

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Hologic, Purchaser or any other subsidiary of Hologic acquires, pursuant to the Offer or otherwise, including the issuance of Common Stock by the Company upon the exercise by Hologic or Purchaser of the Top-Up Option, at least 90% of the outstanding Common Stock, Hologic will be able to effect the Merger after consummation of the Offer without a vote by all holders of Common Stock (such holders collectively, the “Company Stockholders” and such merger, a “Short-Form Merger”). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote by the Company Stockholders of a majority of the shares of Common Stock will be required under the DGCL to effect the Merger.

(g)    Appraisal Rights

The Company’s Stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the Effective Time who has neither voted in favor of the merger nor consented thereto in writing and does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger (each, a “Remaining Stockholder”) has the right to seek an appraisal by the Delaware Court of Chancery and be paid in cash the judicially determined “fair value” of its Common Stock according to the direction of the court (exclusive of any element of value arising from the accomplishment or expectation of the Merger) provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Corporate Secretary, Cindy Ahn, (x) before the taking of the vote on the adoption of the Merger Agreement to be submitted for approval at a meeting of Company Stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the Company surviving the merger (the “Surviving Corporation”) mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s Stockholders or by Company Stockholder written consent. If the Merger is effected as a Long-Form Merger, neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL; written demand for appraisal of Common Stock must be in addition to and separate from any proxy, vote or abstention. Any Remaining Stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand and continue to hold such Common Stock through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the Company Stockholder of record, fully and correctly, as such Company Stockholder’s name appears on the Common Stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a Company Stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of Company Stockholders called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger. The Company has no legal duty to attempt to learn the beneficial owner’s identity or require the record owner to demonstrate its authority to act on behalf of a potential beneficial owner.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Corporate Secretary Cindy Ahn, Third Wave Technologies, Inc., 502 South Rosa Road, Madison, Wisconsin 53719. The written demand for appraisal should specify the Remaining Stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the Remaining Stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Surviving Corporation must, within ten days after the Effective Time, provide notice of the Effective Time to all Remaining Stockholders who have complied with Section 262 of the DGCL.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the Company Stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the Company Stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the Company Stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any Remaining Stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the Remaining Stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which Remaining Stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such Remaining Stockholders entitled to appraisal rights, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The Company expects the Surviving Corporation in the Merger to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Common Stock is less than the Offer Price. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a Remaining Stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any Remaining Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Common Stock subject to demand for appraisal or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any Remaining Stockholder may make a written withdrawal of his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each Remaining Stockholder’s rights to appraisal shall cease and all Remaining Stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands that Hologic has no present intention to cause or permit the Surviving Corporation to do so, any Remaining Stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any Remaining Stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO COMPANY STOCKHOLDERS IF THE MERGER IS COMPLETED. COMPANY STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH COMPANY STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

COMPANY STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 18, 2008.*†

(a)(1)(B)	Form of Letter of Transmittal.*†

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*†

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*†

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†

(a)(1)(G)	Summary Newspaper Advertisement as published on June 18, 2008 in The Wall Street Journal.*

(a)(1)(H)	Joint press release issued by Hologic, Inc. and Third Wave Technologies, Inc., dated June 8, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on June 9, 2008).

(a)(1)(I)	Notice issued by Third Wave Technologies, Inc. to the holders of warrants to purchase its Common Stock, dated June 9, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on June 9, 2008).

(a)(1)(J)	Email distributed to Third Wave Technologies, Inc. employees on June 9, 2008 by Kevin Conroy, President and Chief Executive Officer (incorporated by reference to the pre-commencement Schedule 14D-9C filed on June 9, 2008).

(a)(1)(K)	Notice issued by Third Wave Technologies, Inc. to Stark Onshore Master Holding LLC, dated June 11, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on June 12, 2008).

(a)(1)(L)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).†

(a)(2)(A)	Letter to Stockholders from the Chairman of the Board, President and Chief Executive Officer of Third Wave Technologies, Inc., dated June 18, 2008.†

(a)(5)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Board of Directors of Third Wave Technologies, Inc., dated June 8, 2008 (incorporated by reference to Annex II attached to this Schedule 14D-9).†

(e)(1)	Agreement and Plan of Merger, dated June 8, 2008, by and among Hologic, Inc., Thunder Tech Corp. and Third Wave Technologies, Inc. (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by Third Wave Technologies, Inc. on June 9, 2008).

(e)(2)	Second Amended and Restated Employment Agreement, dated March 12, 2007, between Kevin T. Conroy and Third Wave Technologies, Inc. (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006).

(e)(3)	Amendment 1 to Second Amended and Restated Employment Agreement, dated November 7, 2007, between Kevin T. Conroy and Third Wave Technologies, Inc. (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(4)	Agreement, dated June 8, 2008, by and among Third Wave Technologies, Inc., Hologic, Inc. and Kevin T. Conroy.

(e)(5)	Employment Agreement, dated March 12, 2007, between Jorge Garces and Third Wave Technologies, Inc. (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006).

Exhibit No.	Description
(e)(6)	Amendment 1 to Employment Agreement, dated November 7, 2007, between Jorge Garces and Third Wave Technologies, Inc. (incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(7)	Agreement, dated June 8, 2008, by and among Third Wave Technologies, Inc., Hologic, Inc. and Jorge Garces.

(e)(8)	Employment Agreement, dated March 12, 2007, between Greg Hamilton and Third Wave Technologies, Inc. (incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006).

(e)(9)	Amendment 1 to Employment Agreement, dated November 7, 2007, between Greg Hamilton and Third Wave Technologies, Inc. (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(10)	Agreement, dated June 8, 2008, by and among Third Wave Technologies, Inc., Hologic, Inc. and Gregory Hamilton.

(e)(11)	Employment Agreement, dated March 12, 2007, between John Bellano and Third Wave Technologies, Inc. (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006).

(e)(12)	Amendment 1 to Employment Agreement, dated November 7, 2007, between John Bellano and Third Wave Technologies, Inc. (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(13)	Agreement, dated June 8, 2008, by and among Third Wave Technologies, Inc., Hologic, Inc. and John Bellano.

(e)(14)

Employment Agreement, dated January 14, 2008, between Christopher Burton and Third Wave Technologies, Inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form

10-Q for the fiscal quarter ended March 31, 2008).

(e)(15)	Agreement, dated June 8, 2008, by and among Third Wave Technologies, Inc., Hologic, Inc. and Christopher Burton.

(e)(16)	Amended and Restated Employment Agreement, dated November 7, 2007, between Cindy S. Ahn and Third Wave Technologies, Inc. (incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(17)	Agreement, dated June 8, 2008, by and among Third Wave Technologies, Inc., Hologic, Inc. and Cindy Ahn.

(e)(18)	Amended and Restated Employment Agreement, dated March 12, 2007, between Maneesh Arora and Third Wave Technologies, Inc. (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006).

(e)(19)	Amendment 1 to Amended and Restated Employment Agreement, dated November 7, 2007, between Maneesh Arora and Third Wave Technologies, Inc. (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(20)	Employment Agreement, dated November 7, 2007 between Ivan Trifunovich and Third Wave Technologies, Inc. (incorporated by reference to Exhibit 10.31 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(21)	2000 Stock Plan, as amended (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed on June 6, 2006).

Exhibit No.	Description
(e)(22)	First Amendment To Third Wave Technologies Inc. 2000 Stock Plan (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006).

(e)(23)	Third Wave Technologies, Inc. Amended Long Term Incentive Plan No. 2 (incorporated by reference to Exhibit 10.19 to Annual Report on Form 10-K for the fiscal year ended December 31, 2005).

(e)(24)	Third Wave Technologies, Inc. Amended Long Term Incentive Plan No. 3 (incorporated by reference to Exhibit 10.29 to Annual Report on Form 10-K for the fiscal year ended December 31, 2005).

(e)(25)	Third Wave Technologies, Inc. Long Term Incentive Plan No. 4 (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006).

(e)(26)	Third Wave Technologies, Inc. Long Term Incentive Plan No. 5 (incorporated by reference to Exhibit 10.42 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(27)	Third Wave Technologies, Inc. 2008 Incentive Plan (incorporated by reference to Exhibit 10.41 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

(e)(28)	Form of Stockholder Agreement.

(e)(29)	Letter Agreement, dated as of March 28, 2008, between Hologic, Inc. and Third Wave Technologies, Inc.

*	Incorporated by reference to the Schedule TO filed by Thunder Tech Corp. and Hologic, Inc. on June 18, 2008.

†	Included in materials mailed to stockholders of Third Wave Technologies, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THIRD WAVE TECHNOLOGIES, INC.

By:	/S/ KEVIN T. CONROY
Name: Title:	Kevin T. Conroy President and Chief Executive Officer

Dated: June 18, 2008

ANNEX I

THIRD WAVE TECHNOLOGIES, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

General

This Information Statement is being mailed on or about June 18, 2008 to holders of shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Third Wave Technologies, Inc., a Delaware corporation (the “Company”, “us”, “we”, “our” or “Third Wave”), in connection with the anticipated designation of persons (the “Designated Directors”) to the Board of Directors of the Company. Such designation is to be made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 8, 2008 by and among the Company, Hologic, Inc., a Delaware corporation (“Parent”), and Thunder Tech Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”).

NO ACTION IS REQUIRED BY THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE APPOINTMENT OF THE DESIGNATED DIRECTORS. However, Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company’s directors other than at a meeting of the Company’s stockholders.

You are urged to read this Information Statement carefully. You are not, however, being asked to take any action.

Pursuant to the Merger Agreement, on June 18, 2008, Purchaser commenced a tender offer to purchase all of the outstanding shares of Common Stock (“Shares”), for $11.25 per Share, net to the seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Merger Agreement provides, among other things, that as soon as practicable after the completion of the Offer, and upon the terms and conditions contained in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law, Purchaser will merge with and into the Company (the “Merger”), and the Company will be the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each Share then outstanding (other than Dissenting Shares (as defined in Section 4.4 of the Merger Agreement)) and Shares owned by the Company, Purchaser and Parent will be converted into the right to receive $11.25 in cash or any higher price per Share paid in the Offer.

The Merger Agreement provides that promptly upon the acceptance for payment of Shares by Purchaser pursuant to the Offer, Parent shall be entitled to designate a number of the Company’s directors, rounded up, equal to the percentage of Shares held by Parent and Purchaser, giving effect to the Shares purchased pursuant to the Offer, relative to the total number of outstanding Shares.

In connection with the foregoing, the Merger Agreement provides that the Company shall use its best efforts to cause the individuals so designated by Parent to be elected or appointed to the Board of Directors and, at the request of Parent, each board of directors or similar governing body of each subsidiary of the Company, including (at the election of Parent) either by increasing the size of the Board of Directors (or the board of directors or similar governing body of the applicable subsidiary) and electing Parent’s designees to the newly created positions or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Parent to be elected or appointed to the Board of Directors (and the board of directors or similar governing body of the applicable subsidiary) and electing Parent’s designees to the vacancies created by such resignations. The Merger Agreement further requires the Company to take all action necessary to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) as is on the Board of Directors (or the board of directors or similar governing body of each subsidiary) on each committee of the Board of Directors (and each committee of the board of directors or similar governing body of each subsidiary) to the fullest extent permitted by all applicable Laws and the rules of the NASDAQ Global Select Market.

Pursuant to the Merger Agreement, following the election or appointment of Parent’s designees and prior to the effective time of the Merger, the approval of a majority of the members of the Board of Directors immediately prior to such appointments by Parent who remain on the Board of Directors after such appointments shall be required in order to (1) amend or terminate the Merger Agreement, or agree or consent to any amendment or termination of the Merger Agreement, in any case on behalf of the Company, (2) extend the time for performance of, or waive, any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, (3) waive any of the Company’s rights under the Merger Agreement, (4) amend, rescind, repeal or waive the certificate of incorporation or bylaws of the Company or (5) make any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated thereby, including the Offer and the Merger.

The information contained in this Information Statement concerning Parent, Purchaser and the Designated Directors has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

INFORMATION ABOUT DIRECTORS AND DESIGNEES FOR DIRECTOR

Designated Directors

Parent has informed the Company that it will choose its designees for the Company’s Board of Directors from the list of persons set forth below. In the event that additional designees of Parent are required, such additional designees will be selected by Parent from among the directors and executive officers of Parent and Purchaser contained in Schedule I of the Offer to Purchase, which is incorporated herein by reference. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as one of its designees, the name, age of the individual as of June 18, 2008, present principal occupation and employment history during the past five (5) years. Parent has informed the Company that each such individual is a U.S. citizen, and has consented to act as a director of the Company if so appointed or elected. The business address of each such person is 35 Crosby Drive, Bedford, Massachusetts 01730.

Name	Age	Principal Occupation
John W. Cumming	62	Chief Executive Officer and Director of Parent
Glenn P. Muir	48	Executive Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Director of Parent
Robert A. Cascella	53	President and Chief Operating Officer of Parent
John R. Pekarsky	54	Senior Vice President, Sales and Strategic Accounts of Parent
Jay A. Stein	65	Chairman Emeritus, Chief Technical Officer of Parent
Howard B. Doran, Jr.	47	President of Diagnostic Products of Parent
Stuart A. Kingsley	44	President of GYN Surgical of Parent
Dr. Peter K. Soltani	47	Vice President of Breast Health Line of Business of Parent
Mark J. Casey	45	Senior Vice President and General Counsel of Parent

John W. Cumming was appointed as Chief Executive Officer and director of Parent in July 2001. From November 2002 until October 2007, Mr. Cumming also served as Parent’s Chairman. Mr. Cumming served as Parent’s President from July 2001 through September 2003. Prior to July 2001 and since joining Parent, Mr. Cumming held the position of Senior Vice President and President, Lorad. Prior to joining Parent, Mr. Cumming served as President and Managing Director of Health Care Markets Group, a strategic advisory and investment banking firm that he founded in 1984.

Glenn P. Muir, a certified public accountant, was appointed to Parent’s board of directors in July 2001, and has held the positions of Executive Vice President, Finance and Administration and Treasurer since September 2000. Prior to that, Mr. Muir served as Parent’s Vice President of Finance and Treasurer since February 1992 and Controller since joining Parent in October 1988. Mr. Muir has been Parent’s Chief Financial Officer since 1992. Mr. Muir received an M.B.A. from the Harvard Graduate School of Business Administration in 1986.

Robert A. Cascella joined Parent in February 2003 as Chief Operating Officer and was promoted to President in September 2003. Prior to joining Parent, from 1998 to 2003, Mr. Cascella was a managing partner of CFG Capital LLC, an investment banking firm specializing in healthcare. Prior to joining CFG Capital, from 1995 to 1998, Mr. Cascella was Chief Operating Officer and Vice President of Finance for NeoVision Corporation, a developer of 3D ultrasound technology used for real-time guidance of interventional breast procedures. Mr. Cascella received a B.S. in Finance from Fairfield University in 1978.

John R. Pekarsky joined Parent in September 2000 in connection with the acquisition of the mammography assets of Trex Medical where he served as Vice President, National Accounts. In August 2002, Mr. Pekarsky was appointed as Parent’s Senior Vice President, Sales and Strategic Accounts. From February 1998 to September 2000, Mr. Pekarsky served in a number of enterprise and national account roles at Trex Medical. Prior to joining Trex Medical, Mr. Pekarsky was employed with CTI PET Systems from October 1996 to February 1998 and with Siemens Medical Systems from January 1984 to October 1996 serving in a variety of sales and sales management roles. Mr. Pekarsky received a Master of Public Health degree in Health Services Administration from the University of Pittsburgh.

Jay A. Stein, a co-founder, Chairman Emeritus and the Chief Technical Officer of Parent, has served as Executive or Senior Vice President, Chief Technical Officer and a director of Parent since its organization in October 1985 and served as Chairman of Parent’s board of directors from June 2001 to November 2002. Dr. Stein received a Ph.D. in Physics from The Massachusetts Institute of Technology. He is the principal author of nineteen patents involving X-ray technology.

Howard B. Doran, Jr. joined Parent in October 2007 in connection with Parent’s merger with Cytyc Corporation. Mr. Doran is one of Parent’s Senior Vice Presidents and President of Diagnostic Products. Prior to joining Parent, Mr. Doran joined Cytyc in 1997 as an account executive and has held several senior sales and marketing positions at Cytyc. Since 2004 he has served as Vice President of Cytyc Diagnostic Products, responsible for sales and marketing execution for ThinPrep® products and FullTerm®, the Fetal Fibronectin Test. Prior to joining Cytyc, Mr. Doran was an account manager at Sage Products, an international company specializing in innovative healthcare/laboratory products. He holds a B.A. from West Chester (Pennsylvania) University.

Stuart A. Kingsley joined Parent in October 2007 in connection with Parent’s merger with Cytyc. Mr. Kingsley is one of Parent’s Senior Vice Presidents and President of GYN Surgical. Prior to joining Parent, Mr. Kingsley served Cytyc as President, Cytyc Diagnostic Products division and Senior Vice President since July 2006. Mr. Kingsley was Partner and Associate with McKinsey & Company, Inc. from November 1991 to July 2006.

Dr. Peter K. Soltani joined Parent in November 2000 as Vice President and General Manager of Direct Radiography Corp. and served as such until September 30, 2007, when he was appointed Vice President, Breast

Health Line of Business. Prior to joining Parent, Dr. Soltani served as General Manager, NDT Business Group, Digital Systems at AGFA Corporation from 1999 to November 2000. From 1994 to 1999, Dr. Soltani served as General Manager, Imaging Systems Division of Liberty Technologies, a division of Crane Nuclear, Inc. Prior to joining Liberty Technologies, Dr. Soltani was with Quantex Corporation, serving as Vice President, Technology from 1992 to 1994, Director, Product Development from 1990 to 1992 and as a Senior Staff Scientist from 1986 to 1990. Dr. Soltani is the principal author or co-author of a number of patents related to digital imaging technologies and has published numerous articles on digital imaging. Dr. Soltani received a Ph.D. in Materials Engineering from the University of Maryland in 1994.

Mark J. Casey joined Parent in October 2007 in connection with Parent’s merger with Cytyc. Mr. Casey is one of Parent’s Senior Vice Presidents and is Parent’s General Counsel. Prior to joining Parent, Mr. Casey joined Cytyc in 2002 as Assistant General Counsel and Chief Patent Counsel and most recently held the position of Vice President, Deputy General Counsel and Chief Patent Counsel. Prior to joining Cytyc, Mr. Casey served as an attorney for Boston Scientific from 1998-2002 and EMC Corporation from 1996-1998. r. Casey joined Digital Equipment Corporation’s (DEC) law department in 1992, where he served as an attorney from 1995-1996. Prior to this, Mr. Casey held various engineering positions with DEC and AT&T Network Systems from 1985 through 1992. Mr. Casey received a B.S. in Electrical Engineering from Syracuse University and a J.D. from Suffolk University.

Parent has informed the Company that, to the best of its knowledge, none of the individuals listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (3) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property, or (4) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

None of Parent’s designees is a director of, or holds any position with the Company. Parent has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of its designees or any of his or her immediate family members beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission. Parent has advised the Company that to its knowledge, none of its designees or any of his or her immediate family members has any family relationship with any director, executive officer or key employee of the Company.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”). As of June 12, 2008, there were 45,328,279 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

DIRECTORS OF THE COMPANY

The Company’s Board of Directors currently consists of seven members and is divided into three classes serving terms of three years. Of the seven directors, all but Mr. Conroy are “independent” as such term is defined in the listing standards of The NASDAQ Stock Market.

The names of the current members of the Board of Directors, their ages as of June 18, 2008, and certain information about them are set forth below.

Directors — Terms Ending in 2009

Name	Age	Principal Occupation
Gordon F. Brunner(3)(4)	69	Retired; Former Senior Vice President, Chief Technology Officer, and member of the board of directors of Procter & Gamble Company; Partner, Cincinnati Living Longer ProActive Health Center

Lawrence Murphy(1)(2)	65	Independent Business Consultant, former executive vice president and secretary of Core Industries, Inc.

Katherine Napier(1)(4)	53	Consultant, former senior vice president of marketing of McDonald’s Corp.

Directors — Terms Ending in 2010

Name	Age	Principal Occupation
Kevin T. Conroy	42	President and Chief Executive Officer, Third Wave Technologies, Inc.

David A. Thompson(1)(3)	66	Retired; Former Senior Vice President & President, Diagnostic Division, Abbott Laboratories

Directors — Terms Ending in 2011

Name	Age	Principal Occupation
James Connelly(2)(4)	61	Partner, Foley & Lardner

Lionel Sterling(2)(3)	70	President, Equity Resources, Inc.

(1)	Member of the compensation committee
(2)	Member of the audit committee
(3)	Member of the nominating and governance committee
(4)	Member of the innovation and technology committee

Gordon F. Brunner has served as a director since January 2003. Mr. Brunner served as Chief Technology Officer as well as a member of the board of directors of the Procter & Gamble Company, until his retirement after 40 years of service. He has extensive experience leveraging innovative technology platforms to the pharmaceutical, over-the-counter and consumer markets. He received a B.S. degree in biochemical engineering from the University of Wisconsin-Madison and an M.B.A. degree from Xavier University. Mr. Brunner is a partner in the Cincinnati Midtown Health Center and serves as a director of privately-held Iams Imaging and Beverage Holdings, LLC. He also serves on the boards for Christ Hospital (Cincinnati, Ohio), the Wisconsin Alumni Research Foundation and Xavier University.

James Connelly has served as a director since July 2005. Mr. Connelly is a partner in the Foley & Lardner law firm, where he served as founding chairman of the health law practice. He brings to Third Wave more than 25 years of experience providing strategic business and legal advice to large health care networks, clinics and laboratories. He also has advised a number of emerging biotechnology and life sciences companies. Mr. Connelly earned his bachelor’s degree from Marquette University and his law degree from the Georgetown University Law Center. He has served as a director and chairman of the board of numerous privately-held businesses and currently serves on the board of trustees of Ripon College.

Kevin T. Conroy has served as our President and Chief Executive Officer and as one of our directors since December 2005. Mr. Conroy joined Third Wave as Vice President of Legal Affairs in July 2004 and served as General Counsel from October 2004 to December 2005. Prior to joining Third Wave, Mr. Conroy worked for GE Healthcare, where he oversaw the development and management of its information technologies group intellectual property portfolio, and developed and executed litigation, licensing, and corporate product acquisition legal strategies. Before joining GE, Mr. Conroy was Chief Operating Officer of two early stage venture-based technology companies in Northern California. Prior to those positions, he was an intellectual property litigator at two Chicago law firms, McDermott Will & Emery and Pattishall, McAuliffe, Newbury, Hilliard and Geraldson, where he was a partner. He earned his B.S. in electrical engineering at Michigan State University and his J.D. from the University of Michigan.

Lawrence Murphy has served as a director since January 2006. Mr. Murphy, an independent business consultant, brings to Third Wave’s board more than 30 years of business experience in strategic partnerships, mergers and acquisitions, operations, finance, law and administration. Mr. Murphy served as executive vice president and secretary of Core Industries, Inc., a publicly-held (NYSE) diversified manufacturer, from 1981 until its sale in 1997. He was a practicing attorney and certified public accountant before joining Core Industries. He received a B.S. degree in accounting from the University of Detroit Mercy and a J.D., cum laude, from Wayne State University Law School. Mr. Murphy serves as a director of Jabil Circuit, Inc., a publicly-held (NYSE) global electronics manufacturing service company with more than $10 billion in revenue.

Katherine Napier has served as a director since June 2006. Ms. Napier is a 20-year veteran of Procter & Gamble, where from 1979 to 2002 she rose from assistant brand manager to vice president and general manager of the company’s North American pharmaceutical business, which experienced unprecedented growth during her five year tenure, including the launch of Actonel, the company’s fastest growing brand ever to $1 billion. Most recently, Ms. Napier served as senior vice president of marketing at McDonald’s Corporation where she led the development and execution of that company’s strategy to reinvigorate its business with women and families. She received her B.A. in economics and Studio Fine Arts from Georgetown University and an M.B.A. in marketing and finance from Xavier University. Ms. Napier serves on the board of the Alberto Culver Company and Mentor Corporation, Catholic Health Care Partners, Xavier University, and the board of visitors of Wake Forest University Calloway School of Business.

Lionel Sterling has served as a director since August 2004. Mr. Sterling is president of Equity Resources, Inc., a private investment firm. He previously co-founded and served as managing partner of the private investment firm Whitehead/Sterling. He serves on the board of Molecular Insight Corporation. He also has served as chairman of the board of directors of Rayovac Corporation, Executive Vice President and Director of United Brands Company, and Sector Executive and Chief Financial Officer of American Can Company. He also held various investment and financial positions at Donaldson, Lufkin & Jenrette Inc. and ITT Corporation. Mr. Sterling holds an M.B.A. from New York University.

David A. Thompson, Chairman and Lead Independent Director, has served as one of our directors since August 1997 and as Chairman and Lead Independent Director since 2005. Mr. Thompson retired from Abbott Laboratories in 1995, where he worked for more than 30 years. He held several corporate officer positions with Abbott Laboratories, including: Senior Vice President & President Diagnostic Division 1983-1995, Vice President Human Resources 1982-1983, Vice President Corporate Materials Management 1981-1982 and Vice President Operations 1974-1981.

BOARD OF DIRECTORS AND COMMITTEES

The Board of Directors provides oversight with respect to the Company’s strategic direction and significant corporate policies. The Board of Directors has four standing committees: a compensation committee, an audit committee, a nominating and governance committee, and an innovation and technology committee. From time to time, the board has created various ad hoc committees for special purposes.

The Board of Directors met nine times during 2007 and all directors attended at least 89% of the total number of meetings of the board and committees of the board on which the director served during 2007. The board held one executive session during 2007. The Company encourages but does not require its directors to attend the annual meeting of stockholders. Six directors attended the 2007 annual meeting of stockholders. Beginning with the 2007 annual meeting of stockholders, we moved the date of the annual meeting to coincide with a Board of Directors meeting, in part, so that all directors would be in Madison at the time of the annual meeting.

Stockholders may contact our Board of Directors, an individual director, or a specified board committee or group, by writing to them at the following address:

c/o Corporate Secretary

Third Wave Technologies, Inc.

502 S. Rosa Road

Madison, WI 53719

The Corporate Secretary will have discretion to determine whether a communication is proper for submission to the intended recipient. Communications that raise personal grievances, are solicitations, do not relate to the Company or that are frivolous are presumptively inappropriate for delivery. For further detail on the procedures for contacting our Board of Directors, please visit the corporate governance section of our website www.twt.com.

Compensation Committee

Lawrence Murphy (chair), Katherine Napier, and David Thompson currently serve on the compensation committee. Each member of the compensation committee is “independent” as such term is defined in the listing standards of The NASDAQ Stock Market. The compensation committee met four times during 2007. The compensation committee operates under a Compensation Committee Charter, which is available at the Company’s website www.twt.com.

The compensation committee’s responsibilities, which are discussed in detail in its charter, include, among other duties, the responsibility to:

•

Establish our executive compensation philosophy, oversee our processes and procedures for consideration and determination of executive and director compensation and review and approve all executive compensation and submit it to the board for its information;

•

Review and evaluate, without the CEO present, the annual report from the nominating and governance committee with respect to the CEO’s performance relative to our goals and objectives, establish the individual elements of the CEO’s total compensation based on this evaluation and review and approve CEO compensation;

•	Administer and implement our incentive compensation plans and equity-based plans, and any material amendments to such plans;

•	Advise on the setting of compensation for officers whose compensation is not subject to compensation committee approval;

•	Review and approve, for the CEO and our other executive officers, when and if appropriate, employment agreements, severance agreements and change in control provisions or agreements; and

•	Evaluate and recommend to the entire Board of Directors appropriate compensation for our directors.

The agenda for meetings of the compensation committee is determined by its chairman. Meetings of the compensation committee are regularly attended by our CEO. Our CEO annually reviews the performance of each of our other executive officers and, based on such review, makes compensation recommendations to the compensation committee, including recommendations for salary adjustments, annual cash incentives, and long- term equity-based incentives. As noted above, our directors’ compensation is determined by our Board of Directors after receiving the recommendation of the compensation committee.

The compensation committee has used compensation consultants in past years to assist in developing compensation policies and practices. During 2007, the committee retained Mercer (US) Inc. (“Mercer”) to provide information, analyses, and advice regarding executive and director compensation. The Mercer consultant who performs these services reports directly to the compensation committee chair.

The compensation committee has established procedures that it considers adequate to ensure that Mercer’s advice to the committee remains objective and is not influenced by the Company’s management. These procedures include: a direct reporting relationship of the Mercer consultant to the compensation committee; a provision in the compensation committee’s engagement letter with Mercer specifying the information, data, and recommendations that can and cannot be shared with management; an annual update to the compensation committee on Mercer’s financial relationship with the Company, including a summary of the work performed for the Company during the preceding 12 months; and written assurances from Mercer that, within the Mercer organization, the Mercer consultant who performs services for the Company has a reporting relationship and compensation determined separately from Mercer’s other lines of business and from its other work for the Company. All of the decisions with respect to determining the amount or form of executive and director compensation under the Company’s executive and director compensation programs are made by the compensation committee alone and may reflect factors and considerations other than the information and advice provided by Mercer.

Audit Committee

The audit committee recommends to the board the appointment of our independent auditors, directs the scope of the audit of our financial statements and other services provided by our independent auditors, reviews the accounting principles and procedures to be used for financial statements and reviews the results of the audit. The audit committee also is responsible for the pre-approval of all services provided by our independent auditors.

James Connelly, Lawrence Murphy and Lionel Sterling (chair) currently serve on the audit committee. Each member of the audit committee is “independent” as such term is defined in the listing standards of The NASDAQ Stock Market. Mr. Sterling and Mr. Murphy are each considered an “audit committee financial expert” as such term is defined by the rules of the Securities and Exchange Commission in Item 407(d)(5) of Regulation S-K. The audit committee operates under an Audit Committee Charter, which is available at the Company’s website www.twt.com. The audit committee held four meetings in 2007.

Nominating and Governance Committee

The nominating and governance committee evaluates and recommends candidates for election or appointment to the Board of Directors. The nominating and governance committee has not established any specific minimum qualifications that any candidate for director must meet, but considers a wide array of factors, including the candidate’s knowledge of our industry, the candidate’s educational and professional experience as well as the candidate’s reputation. The nominating and governance committee met three times in 2007. The nominating and governance committee operates under a Nominating and Governance Committee Charter, which is available at the Company’s website www.twt.com.

Gordon Brunner, Lionel Sterling and David Thompson (chair) currently serve on the nominating and governance committee. Each member of the nominating and governance committee is “independent” as such term is defined in the listing standards of The NASDAQ Stock Market.

The nominating and governance committee will consider director candidates recommended by stockholders. Recommendations may be sent to Cindy Ahn, Corporate Secretary, Third Wave Technologies, Inc., 502 South Rosa Road, Madison, Wisconsin 53719. Any recommendation submitted by a stockholder must include the name and address of the stockholder, any arrangements between the stockholder and the candidate pursuant to which the candidate is being nominated, and any information that would be required under the rules of the Securities and Exchange Commission to be included in the proxy statement had the candidate been nominated by the Board of Directors. The nominating and governance committee will apply the same standards in considering candidates submitted by stockholders as it applies to other candidates.

Innovation and Technology Committee

The innovation and technology committee assists the board in providing counsel to the Company’s senior management on strategic management of basic technology, innovation, medical affairs, and regulatory issues including the portfolio of development projects, management and tracking systems for critical projects, technology development and acquisition plans, and technical personnel development. The committee also assists the board and the company in interfacing with appropriate advisory and thought leader interactions.

Gordon Brunner (chair), James Connelly and Katherine Napier currently serve on the innovation and technology committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the compensation committee is currently, or has ever been at any time since our formation, an officer or employee of the Company or any of its subsidiaries. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our Board of Directors or compensation committee.

DIRECTOR COMPENSATION

Cash Compensation

Our non-employee directors receive an annual retainer of $40,000, a board meeting fee of $1,500 for regularly scheduled board meetings physically attended and $500 for each meeting attended by teleconference. Committee chairs receive an additional annual retainer of $7,500 and directors who hold committee positions receive an additional annual retainer of $5,000 for each committee participation. Our chairman and lead independent director, Mr. Thompson, receives an additional $15,000 per year for serving in such position. Our directors are reimbursed for reasonable director-related expenses incurred as a result of providing service to the Company or at the Company’s request. In February 2007, we adopted a program under which directors have the option of accepting shares of the Company’s common stock in lieu of cash compensation. Directors must make such election, if any, at the annual meeting of stockholders, which election is effective from July 1st of the year in which the election is made until June 30th of the following year.

Equity Compensation

Our 2006-2007 stock option program for non-employee directors was as follows:

•

new directors receive an initial grant of 45,000 options on the date they are first elected or appointed to the Board of Directors, which options vest in annual 15,000 share increments over three years, and provided that if the date that the director is elected or appointed to the Board of Directors is a date other than the date of the annual stockholders’ meeting, the amount of the award is adjusted on a proportionate basis relative to the date of the annual stockholders’ meeting for the year of the grant, with vesting tied to the date of the annual stockholders’ meeting for that year;

•	in year four of a director’s tenure, and each year thereafter during his or her tenure, such director receives an additional grant of 15,000 options, which options vest in full after one year;

•	annual option grants are made on the date of the Company’s annual stockholders’ meeting; and

•	all director options vest in full upon a change of control.

Consistent with our shift in 2007 to restricted stock unit grants for our executive officers in lieu of stock option grants, beginning in 2008, we modified our director compensation program to provide for a combination of restricted stock unit and stock option grants in lieu of stock option grants alone. Our 2008 equity compensation program for non-employee directors is as follows:

•

on the date they are first elected or appointed to the Board of Directors, new directors receive an initial grant valued at $180,000 and comprised 50% of restricted stock units and 50% of stock options, which restricted stock units and stock options vest in annual one-third increments over three years, and provided that if the date that the director is elected or appointed to the Board of Directors is a date other than the date of the annual stockholders’ meeting, the amount of the award is adjusted on a proportionate basis relative to the date of the annual stockholders’ meeting for the year of the grant, with vesting tied to the date of the annual stockholders’ meeting for that year;

•

in year four of a director’s tenure, and each year thereafter during his or her tenure, such director receives an additional grant valued at $60,000 and comprised 50% of restricted stock units and 50% of stock options, which restricted stock units and stock options vest in full after one year;

•	annual equity grants are made on the date of the Company’s annual stockholders’ meeting; and

•	all director restricted stock units and stock options vest in full upon a change of control.

2007 Non-Employee Director Compensation Table

The following table sets forth information concerning the compensation paid or accrued during 2007 to our non-employee directors:

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)	Total ($)
Gordon Brunner	63,750	51,501	115,251
James Connelly	57,500	70,369	127,869
Lawrence Murphy	58,750	28,950	87,700
Katherine Napier	55,000	27,450	82,450
Lionel Sterling	60,000	76,200	136,200
David Thompson	75,000	57,836	132,836

(1)	The amounts shown in this column were earned in cash. Several directors, however, elected to accept shares of the Company’s common stock in lieu of cash compensation for their director fees.

(2)	The amounts shown in this column indicate the dollar amount of compensation cost recognized by us for financial statement reporting purposes in 2007 pursuant to FAS 123R for director stock option awards granted in 2007 and in prior years. Pursuant to Securities and Exchange Commission rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information regarding the assumptions made in calculating these amounts, see Note 2 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007. These amounts reflect the Company’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by the directors.

(3)	For each director, the full grant date fair value for options awarded in 2007 computed in accordance with FAS 123R and the aggregate number of option awards outstanding at December 31, 2007 was as follows:

	Grant Date Fair Value of Option Awards ($)	Outstanding Option Awards at Fiscal Year End
Gordon Brunner	82,367	66,329
James Connelly	63,000	55,000
Lawrence Murphy	—	45,000
Katherine Napier	—	45,000
Lionel Sterling	63,000	60,000
David Thompson	63,000	108,400

Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award’s vesting schedule. Pursuant to Securities and Exchange Commission rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information regarding the assumptions made in calculating these amounts, see Note 2 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

COMPENSATION COMMITTEE REPORT

The compensation committee of the Board of Directors has reviewed and discussed the below section titled “Executive Compensation—Compensation Discussion and Analysis” with management, and, based on such review and discussions, recommended to the Board of Directors that the section be included in this Information Statement.

Respectfully submitted,

The Compensation Committee of the Board of Directors.

Katherine Napier

Lawrence Murphy

David Thompson

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

The following is a discussion and analysis of the material elements of our compensation program as it relates to our Chief Executive Officer, Chief Financial Officer and the other executive officers named in the Summary Compensation Table (collectively, the “named executive officers”). See “Summary Compensation Table” on page I-17 below. This discussion is intended to put into perspective the tables and other narrative disclosures that follow it.

Objectives of Executive Compensation Program

The primary objectives of our executive compensation program are:

•	to provide competitive levels of total compensation that will enable us to attract and retain the best possible executive talent;

•	to motivate executives to achieve optimum performance for the Company;

•	to reward performance based on the attainment of our annual and long term strategic objectives;

•	to align the financial interest of executives and stockholders through equity-based plans; and

•	to provide a total compensation program that recognizes individual contributions as well as overall business results.

Elements of Executive Compensation

Our compensation program consists of the following elements: base salaries, annual incentive awards and long term compensation including long term incentive plan awards and restricted stock unit awards. We also provide our executive officers certain perquisites and personal benefits. We have entered into employment agreements with our executive officers under which they are entitled to certain compensation and benefits. Our executive officers are also entitled to receive severance payments and other compensation upon the occurrence of certain events related to a termination of employment or change of control.

The compensation committee of the Board of Directors (the “Committee”) is responsible for setting the compensation of all executive officers. In setting compensation levels, the Committee considers all elements of the executive compensation program in total rather than each element in isolation. The Committee is guided by its own judgment and those sources of information (including compensation surveys) that the Committee considers relevant. From time to time, the Committee reviews summaries, sometimes referred to as “tally sheets,” reflecting each executive officer’s compensation history with respect to each element of compensation for service as an executive officer, as well as projected payouts that would come due in connection with a change of control. During 2007, the Committee engaged Mercer to assist it in reviewing and analyzing the Company’s compensation programs. The committee may form, and delegate authority to, subcommittees when it deems appropriate.

As a general principle, the Committee believes that compensation of the executive officers cannot always be based upon fixed formulas and that the prudent use of discretion in determining compensation will generally be in the best interests of Third Wave and its stockholders. Accordingly, from time to time in the exercise of its discretion, the Committee may approve changes in compensation that it considers to be appropriate to award performance or otherwise to provide incentives toward achieving the objectives of our executive compensation program.

Analysis of Executive Compensation

We believe successful long term Company performance is more critical to enhancing stockholder value than short term results. For this and other reasons described in this Compensation Discussion and Analysis, as described in more detail below, we emphasize long term compensation (consisting primarily of long term incentive plan awards and restricted stock unit awards) over annual salary and incentive compensation awards.

During 2007, with the assistance of Mercer we analyzed our executive compensation program compared to a custom peer group of companies similar to us and published survey information for the biotechnology and life sciences industries (“our peer group”). Based on this analysis we believe:

•	Aggregate base salary levels for the named executive officers are between the 25th and 50th percentile for our peer group (target philosophy is 50th percentile of the market).

•

Aggregate target annual incentive awards levels for the named executive officers are at approximately the 50th percentile for our peer group (target philosophy is at or below 75th percentile of the market).

•

Aggregate target long term compensation levels (comprised of long term equity awards and long term incentive plan awards) for the named executive officers are well in excess of the median for our peer group.

•	Aggregate total target compensation levels for the named executive officers at approximately the 75th percentile for our peer group.

•	The change of control and severance benefits we provide the named executive officers are in line with industry practices.

Base Salary

Base salaries are paid to provide executives officers with a base level of monthly compensation and to achieve our objectives of attracting and retaining executive talent and rewarding performance. Our decisions regarding base salaries are based principally on our evaluation of the market demand for executives with similar capability and experience, assessment of individual performance in relation to our strategic objectives, our corporate performance, the critical nature of the position relative to the success of the Company, time in position and salary relative to internal and external fairness. We also seek to strike an appropriate balance between fixed elements of compensation, such as base salaries, and variable performance-based elements.

Annual Incentive Awards

We provide our executive officers an annual incentive compensation plan to achieve our objectives of rewarding performance and motivating the executives to attain our strategic objectives. Target incentive awards are based principally on each executive’s level of responsibility in relation to our annual and long term objectives, recommendations of the chief executive officer, and stated targets under employment agreements. We also seek to strike an appropriate balance between fixed elements of compensation, such as base salaries, and variable performance-based elements. We set target incentive awards at levels that are designed to link a substantial portion of each individual’s total annual compensation to attaining the performance objectives discussed below in order to provide appropriate incentives to attaining those objectives.

Mr. Conroy’s employment agreement provides for a target annual incentive award opportunity equal to 50% of Mr. Conroy’s base salary, with the exact amount to be determined by the Committee. Mr. Arora’s employment agreement provides for a target bonus opportunity equal to 40% of Mr. Arora’s base salary, with the exact amount to be determined by the Committee. The 2007 target annual incentive awards approved by the Committee for the named executive officers were as follows: Mr. Conroy 50%, Mr. Arora 40%, Mr. Trifunovich 35%, Mr. Garces 40% and Mr. Bellano 40%.

Based on the Company’s performance against established performance measures and individual performance against individual performance measures, each of our executives is eligible to receive from 0% to 200% of his or her target annual incentive award. Performance measures and objectives are determined based on our business plan for the year in question. Such business plan is developed by management and approved by the Board of Directors. For the 2007 Incentive Plan, the Company performance objectives measured were:

•	net cash from operations (excluding changes in working capital, litigation expense and development costs for our HPV product offering);

•	total revenue; and

•	certain HPV product offering development milestones.

We adopted these performance measures because we believe they are key indicators of our financial and operational success and are key drivers of long term stockholder value. Based on the achievement of Company and individual performance goals, each of the named executive officers received 85% of his or her 2007 target incentive award.

The Committee reserves discretion to adjust the way performance is measured against the targets to ensure payouts are not artificially inflated or deflated due to unexpected items. In addition, the Committee retains discretion to determine not to pay any incentive plan awards to our executive officers notwithstanding achievement of Company performance goals.

Special 2007 Stock Awards

Based on its review of the Company’s 2007 performance, including consideration of the successful completion of clinical trials for the Company’s HPV product offering, and amounts payable under the 2007 incentive plan and Long Term Incentive Plan No. 2, in February 2008 the Committee approved a special $250,000 bonus pool payable to all employees in the form of shares of the Company’s common stock. Under this program, shares were allocated to eligible employees in proportion to 2007 incentive plan award payouts (assuming for this purpose that certain employees who were not eligible to receive a 2007 incentive plan award payout received one based on their grade band and base compensation) and Kevin Conroy, Maneesh Arora, Ivan Trifunovich, Jorge Garces and John Bellano received 3,300, 1,712, 1,496, 1,368 and 1,212 shares of Company common stock, respectively.

Long Term Equity Compensation

The Company’s 2000 Stock Plan provides for the issuance of stock options to executive officers and employees of the Company to purchase shares of the Company’s common stock. Additionally, under the 2000 Stock Plan we issue restricted stock unit awards that entitle executive officers and employees to receive shares of stock as the awards vest. We grant stock options and restricted stock units to reward both short term performance with equity-based compensation and to motivate long term performance. The Committee believes that stock-based compensation arrangements are essential in aligning the interests of management and with the stockholders in enhancing the value of the Company’s equity.

In 2006, we began awarding restricted stock units to non-executive employees instead of stock options primarily because we concluded that restricted stock units would be less dilutive to stockholders and also because restricted stock units provide more certain value to employees than stock options. In January 2007, the Committee chose to substitute annual restricted stock unit awards for the annual option program for our executive officers for the same reasons.

We generally grant three different types of equity awards to executive officers:

•	new hire restricted stock unit grants awarded as an inducement to join the Company;

•	annual restricted stock unit awards granted in the early part of the year in connection with the annual performance review; and

•	special awards granted from time-to-time in connection with promotions, to reward outstanding performance or as a retention tool.

The Committee approves all equity awards made to executive officers. See “Grants of Plan-Based Awards” below. Awards granted to an executive are based upon a number of factors, including the executive’s position and responsibilities, salary and individual performance as well as overall Company performance. In making awards we also take into account the dilutive affect of such awards, previous stock-based awards made to the executive, benchmarking information and the relationship of such awards to awards under our Long Term Incentive Plans which are also intended to provide long term incentives to our senior executives.

In connection with the annual performance review, Kevin Conroy, Maneesh Arora, Ivan Trifunovich, Jorge Garces and John Bellano received 71,256, 40,684, 40,684, 43,396 and 28,848 restricted stock units, respectively. For additional information, see “Grants of Plan-Based Awards Table” on page I-19 below.

Long Term Incentive Plans

We have long term incentive plans intended to align closely the financial rewards for executive officers and key employees with the interests of stockholders and the achievement of specific performance objectives of the Company. The plans are administered by the Committee, which establishes the terms of the plans, performance goals, target awards, performance measurement criteria and calculation of awards. The plans are also designed to reduce reliance on equity grants as the sole source of long term incentive compensation.

Our Long Term Incentive Plan No. 2 was established in February 2005. This plan covered the performance period from 2005-2007. Plan awards were payable in cash or Company common stock only if and to the extent the Company attained clinical revenue, stock price and total shareholder return versus peer group performance goals set by the Committee for the performance period. Based on the Company’s performance against the performance goals, each of our executives that was a participant in the plan earned 55% of his target incentive award.

A third, fourth and fifth long term incentive plan was established in March 2006, March 2007 and January 2008, respectively. The plans cover the periods from 2006-2008, 2007-2009 and 2008-2010, respectively. Plan awards will become payable in cash or Company common stock if and to the extent the Company attains the revenue, stock price and total shareholder return versus peer group performance goals set by the Committee for the relevant performance period as reflected in the plans. We adopted these performance measures because we believe they are key indicators of our financial and operational success and are key drivers of long term stockholder value.

When the Committee establishes a long term incentive plan it also determines the target award under the plan for each executive officer, which generally equals three or four times the highest target annual incentive award for the executive during the performance period. The potential payouts on plan awards range from 0% to 200% of the target award based on the Company’s performance against the performance goals. Subject to continued employment during such period, earned awards are payable in cash or in shares of Company common stock over a two-year period following completion of the performance period. For further information, see “Grant of Plan-Based Awards Table” on page I-19 below. Each of our long term incentive plans provide for deemed satisfaction of performance goals and accelerated vesting in the event of a change of control of the Company during a performance period as described under “Potential Payments Upon Termination or Change of Control” on page I-24 below.

Perquisites and Personal Benefits

We provide our employees, including our executive officers, with a benefit program that we believe is reasonable, competitive and consistent with the objectives of the compensation program of attracting and retaining talented executives with the skills and attributes that we need.

Our executive officers are eligible to participate in our group insurance program, which includes group health, dental, life and long term disability insurance. Our executives are required to pay the premiums associated with coverage under these plans. We make cash payments to our executives under a flexible benefits plan that is intended to provide them with funds they may use to pay these premiums. Other benefits include a 401(k) plan, relocation expense reimbursement and a related tax-reimbursement program under which taxes associated with relocation benefits are reimbursed by the Company. See “Summary Compensation Table” on page I-17 below.

Employment Agreements

We have entered into employment agreements with our executive officers under which they are entitled to certain compensation and benefits. These agreements are intended to provide employment security by specifying minimum base salary, target annual and long term incentive plan award levels and severance benefits. Additionally, under these agreements our executive officers agree to certain non-competition and non-solicitation covenants. See “Employment Agreements with Named Executive Officers” on page I-22 below.

Payments and Benefits Upon Change of Control

We have established various arrangements with our executive officers under which payments and benefits would come due in connection with a change of control of the Company. We established these arrangements for the following reasons:

•

We believe that it is in the best interests of the Company and its stockholders to assure that the Company will have the continued dedication of our executive officers notwithstanding the possibility, threat or occurrence of a change of control;

•

We believe it is imperative to diminish the inevitable distraction to such executive officers by virtue of the personal uncertainties and risks created by a pending or threatened change of control; and

•

We believe it is important to provide the executive officers compensation and benefits arrangements upon a change of control which ensure that the compensation and benefits expectations of the executive officers will be satisfied and which are competitive with those of other similarly-situated companies.

These arrangements include:

•	Additional severance payments in connection with certain kinds of termination;

•	Accelerated vesting of stock options and restricted stock units; and

•	Deemed satisfaction of performance goals and accelerated vesting under our long term incentive plans.

See “Potential Payments Upon Termination or Change of Control” on page I-24 below.

In establishing these arrangements we have considered the potential costs that could be incurred by the Company in connection with a change of control. On a regular basis, the Committee reviews the total amounts that would be payable under our long term incentive plans in connection with a change of control.

Summary of Compensation and Grants of Plan-Based Awards

The following table sets forth information concerning the compensation earned during 2007 by our Chief Executive Officer, our Chief Financial Officer and our three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer during the fiscal year ended December 31, 2007 (collectively, the “named executive officers”).

2007 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Comp- ensation (4)(5)	All Other Comp- ensation ($)(6)	Total ($)
Kevin Conroy President, CEO and Director	2007 2006	422,917 375,000	26,729 —	60,211 —	311,911 311,911	644,512 282,769	32,875 70,363	1,499,154 1,040,043

Maneesh Arora Chief Financial Officer	2007 2006	274,583 268,125	13,836 —	34,378 —	169,781 317,621	346,830 159,000	106,620 40,888	946,028 785,634

Ivan Trifunovich Senior Vice President	2007 2006	274,583 265,000	12,607 —	34,378 —	87,700 105,509	291,926 149,559	15,750 17,470	716,944 537,538

Jorge Garces Vice President, Research & Development	2007 2006	218,542 181,250	11,569 —	36,753 49	61,494 57,702	218,504 97,999	15,254 15,518	562,115 352,518

John Bellano Vice President, Sales	2007 2006	194,167 170,933	10,311 —	29,345 2,897	45,900 39,041	193,674 105,000	42,728 25,496	516,125 343,367

(1)	Includes a stock award under a special $250,000 bonus program for all employees. Under this program, Kevin Conroy, Maneesh Arora, Ivan Trifunovich, Jorge Garces and John Bellano received 3,300, 1,712, 1,496, 1,368 and 1,212 shares of Company common stock, respectively.

(2)	The amounts shown in this column indicate the dollar amount of compensation cost recognized by us for financial statement reporting purposes in 2006-2007 pursuant to FAS 123R for restricted stock units granted in 2007 and in prior years. Pursuant to Securities and Exchange Commission rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information regarding the assumptions made in calculating these amounts, see Note 2 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007. These amounts reflect the Company’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executive officers.

(3)	The amounts shown in this column indicate the dollar amount of compensation cost recognized by us for financial statement reporting purposes in 2006-2007 pursuant to FAS 123R for stock option awards granted in 2006 and in prior years. Pursuant to Securities and Exchange Commission rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information regarding the assumptions made in calculating these amounts for options granted from 2005-2007, see Note 2 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007. For additional information regarding the assumptions made in calculating these amounts for options granted prior to 2005, see Note 4 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004. These amounts reflect the Company’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executive officers.

(4)	Includes cash payout under 2007 Incentive Plan.

(5)	Includes payout earned under Long Term Incentive Plan No. 2. As described under “Long Term Incentive Plan No. 2” below, these earned awards are payable in cash or Company common stock over a two-year vesting period beginning January 1, 2008.

(6)	The amounts set forth in this column consisted of (i) relocation expense reimbursements, (ii) tax reimbursements, (iii) matching contributions to our 401(k) Plan, (iv) car allowance, and (v) contributions to our flexible benefits plan as follows:

	Year	Relocation ($)	Tax Reim- bursements ($)	Matching Contrib- ution to 401(k) Plan ($)	Car Allowance ($)	Flexible Benefits Contrib- ution ($)	Total ($)
Kevin Conroy	2007 2006	10,922 42,855	6,203 8,640	6,750 6,600	— —	9,000 12,269	32,875 70,364

Maneesh Arora	2007 2006	60,445 22,394	30,425 785	6,750 6,600	— —	9,000 11,108	106,620 40,887

Ivan Trifunovich	2007 2006	— —	— —	6,750 6,600	— —	9,000 10,870	15,750 17,470

Jorge Garces	2007 2006	— —	— —	6,254 5,793	— —	9,000 9,725	15,254 15,518

John Bellano	2007 2006	12,034 —	5,344 —	6,750 6,297	9,600 9,600	9,000 9,599	42,728 25,496

The following table sets forth information concerning grants of plan-based awards made to the named executive officers during 2007.

2007 Grants Of Plan-Based Awards

				Estimated Future Payouts Under Non- Equity Incentive Plan Awards
Name	Plan		Grant Date	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units(#)	Grant Date Fair Value of Stock Awards ($)(4)
Kevin Conroy	(1 (2 (3	) ) )	5/7/2007	212,500 652,500	425,000 1,305,000	71,256	361,268

Maneesh Arora	(1 (2 (3	) ) )	05/07/07	110,000 336,000	220,000 672,000	40,684	206,268

Ivan Trifunovich	(1 (2 (3	) ) )	05/07/07	96,250 294,000	192,500 588,000	40,684	206,268

Jorge Garces	(1 (2 (3	) ) )	05/07/07	88,000 288,000	176,000 576,000	43,396	220,018

John Bellano	(1 (2 (3	) ) )	05/07/07	78,000 240,000	156,000 480,000	28,848	146,259

(1)	Represents 2007 Incentive Plan award. The 2007 Incentive Plan did not include a threshold performance level under which a minimum amount would be payable for a certain level of performance. For further information see “2007 Incentive Plan” below.

(2)	Represents Long Term Incentive Plan No. 4 award. The Long Term Incentive Plan No. 4 does not include a threshold performance level under which a minimum amount would be payable for a certain level of performance. Target and maximum awards are based on a multiple of three times the highest target annual incentive award for the executive during the performance period. The target and maximum amounts included in this row take into account target awards for 2007 and 2008 but these amounts could increase based on 2009 target annual incentive awards. For further information see “Long Term Incentive Plan No. 4” below.

(3)	Represents a Restricted Stock Unit Award. For further information see “Restricted Stock Unit Awards” below.

(4)	The amounts shown in this column indicate the full grant date fair value of stock awards computed in accordance with FAS 123R. Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award’s vesting schedule. Pursuant to Securities and Exchange Commission rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information regarding the assumptions made in calculating these amounts, see Note 2 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

2007 Incentive Plan

In 2007, the named executive officers participated in the 2007 Incentive Plan. The 2007 target annual incentive awards for the named executive officers were as follows: Mr. Conroy, 50% of base salary ($212,500); Mr. Arora, 40% of base salary ($110,000); Mr. Trifunovich, 35% of base salary ($96,250); Mr. Garces, 40% of base salary ($88,000); and Mr. Bellano, 40% of base salary ($78,000).

Based on the Company’s performance against established performance measures and individual performance against individual performance measures, each of our executives was eligible to receive from 0% to 200% of his or her target annual incentive award. Performance measures and objectives for our incentive plans are determined based on our business plan for the applicable year. Such business plan is developed by management and approved by the Board of Directors. For the 2007 Incentive Plan, the Company performance objectives measured were net cash from operations (excluding changes in working capital, litigation expense, and development costs for our HPV product offering), total revenue, and certain HPV product offering development milestones. Based on the achievement of Company and individual performance goals, each of our executives received 85% of his 2007 target incentive award.

Long Term Incentive Plan No. 2

Our Long Term Incentive Plan No. 2 was established in February 2005. This plan covered the performance period from 2005-2007. Plan awards were payable in cash or Company common stock only if and to the extent the Company attained clinical revenue, stock price and total shareholder return versus peer group performance goals set by the Committee for the performance period. The target Long Term Incentive Plan No. 2 awards for the named executive officers were as follows: Mr. Conroy—$850,000; Mr. Arora—$464,000; Mr. Trifunovich—$385,000; Mr. Garces—$264,000; and Mr. Bellano—$234,000. Based on the Company’s performance against the performance goals, each of the named executive officers earned 55% of his target award.

Subject to continued employment, earned awards are payable in cash or Company common stock over a two-year vesting period following completion of the performance period. To the extent a participant chooses to accept a portion of his or her award in shares of common stock, that portion of the award would be increased by 10% and paid in shares of common stock based on the price of our common stock five business days before the date of distribution. Except as described below, an earned award vests twenty-five percent on the day it is earned (the last day of the performance period), fifty percent on the first anniversary of such date and twenty-five percent on the second anniversary of such date, provided the participant continues to be employed by the Company through the applicable vesting date. If a participant retires at or after his or her normal retirement age, becomes disabled, or dies after earning an award, the participant’s award fully vests at the time such event occurs.

The plan provides for accelerated vesting in the event of a change of control of the Company during the performance period as described under “Potential Payments Upon Termination or Change of Control” on page I-24 below.

Long Term Incentive Plan No. 4

During 2007, the named executive officers were granted participation in our Long Term Incentive Plan No. 4 covering the period from 2007-2009. Plan awards will become payable in cash or Company common stock if and to the extent the Company attains the clinical revenue, stock price and total shareholder return versus peer group performance goals set by the Committee for the relevant performance period as reflected in the plan. For a detailed description of the plan’s performance goals and related payout amounts see Exhibit A attached to the copy of the plan filed as Exhibit 10.30 with our Form 10-K for the year ended December 31, 2006.

For each executive, the target award under the plan equals three times the highest target annual incentive award during the performance period of 2007-2009.

Subject to continued employment during the performance period, earned awards are payable in cash or Company common stock over a two-year vesting period following completion of the performance period. To the extent a participant chooses to accept a portion of his or her award in shares of common stock, that portion of the award would be increased by 10% and paid in shares of common stock based on the price of our common stock five business days before the date of distribution. Except as described below, an earned award vests twenty-five percent on the day it is earned (the last day of the performance period), fifty percent on the first anniversary of such date and twenty-five percent on the second anniversary of such date, provided the participant continues to be employed by the Company through the applicable vesting date. If a participant retires at or after his or her normal retirement age, becomes disabled, or dies during the performance period, the participant would be entitled to a prorated award based upon the Company’s performance during the performance period which award would fully vest at the end of the performance period. If a participant retires at or after his or her normal retirement age, becomes disabled, or dies after earning an award, the participant’s award fully vests at the time such event occurs.

The plan provides for deemed satisfaction of performance goals and accelerated vesting in the event of a change of control of the Company during the performance period as described under “Potential Payments Upon Termination or Change of Control” on page I-24 below.

Restricted Stock Unit Awards

We grant restricted stock unit awards under our 2000 Stock Plan. Under this program, the Company issues restricted stock units representing the right to purchase shares of Common Stock for $.001 per share as the award vests. For each of the named executive officers, the awards vest over four years, with one-fourth vesting on each of the first, second, third and fourth anniversaries of the grant date; provided vesting may accelerate in connection with certain termination events or a change of control as described under “Potential Payments Upon Termination or Change of Control” on page I-24 below.

2007 Stock Vested

	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting ($)
Jorge Garces	28	$155
John Bellano	1,666	$9,213

(1)	Represents shares of stock issued upon vesting of Restricted Stock Unit Awards.

Employment Agreements with Named Executive Officers

Kevin Conroy

Mr. Conroy and the Company entered into a second amended and restated employment agreement in March 2007, which was amended in November 2007, under which Mr. Conroy is entitled to a minimum base salary (currently $435,000) and a target annual incentive plan award opportunity equal to 50% of Mr. Conroy’s base salary, with the exact amount to be determined by the Committee. Under his agreement, Mr. Conroy participates in our long term incentive plans, participates in the benefits programs generally provided to our similarly situated employees, receives four weeks of paid vacation each calendar year, and reasonable and necessary out-of-pocket business expenses. Under his agreement, Mr. Conroy would be entitled to certain payments and benefits in connection with certain termination events or a change of control as described under “Potential Payments Upon Termination or Change of Control” on page I-24 below. The agreement also prohibits Mr. Conroy from engaging in certain activities involving competition with us for an 18-month period following termination of his employment with the Company.

Maneesh Arora

In May 2005, the Company entered into an employment agreement with Maneesh Arora under which Mr. Arora is entitled to a minimum base salary (currently $280,000) and a target annual incentive plan award opportunity equal to 40% of such base salary. Under his agreement, which was amended in March 2007 and November 2007, Mr. Arora participates in our long term incentive plans, participates in the benefits programs generally provided to our similarly situated employees, receives four weeks of paid vacation each calendar year, is entitled to reimbursement for up to $75,000 in relocation expenses (plus, to the extent such expenses are not tax deductible by Mr. Arora, an associated tax gross-up) and reasonable and necessary out-of-pocket business expenses. Under his agreement, Mr. Arora would be entitled to certain payments and benefits in connection with certain termination events or a change of control as described under “Potential Payments Upon Termination or Change of Control” on page I-24 below. The agreement also prohibits Mr. Arora from engaging in certain activities involving competition with us for a 12-month period following termination of his employment with the Company.

Jorge Garces, John Bellano and Ivan Trifunovich

In March 2007, the Company entered into employment agreements with each of Jorge Garces and John Bellano, which were both amended in November 2007, under which they are entitled to a minimum base salary (currently $240,000 and $200,000, respectively), and target annual incentive plan award opportunities equal to 40% of such base salaries. In November 2007, the Company entered into an employment agreement with Ivan Trifunovich under which he is entitled to a minimum base salary (currently $280,000) and a target annual incentive plan award opportunity equal to 35% of such base salary. Under these agreements, Messrs. Garces, Bellano and Trifunovich, participate in our long term incentive plans, participate in the benefits programs generally provided to our similarly situated employees, receive four weeks of paid vacation each calendar year and are entitled to reimbursement for reasonably incurred out-of-pocket business expenses. Under these agreements, Messrs. Garces, Bellano and Trifunovich would be entitled to certain payments and benefits in connection with certain termination events or a change of control as described under “Potential Payments Upon Termination or Change of Control” on page I-24 below. The agreements also prohibit Messrs. Garces, Bellano and Trifunovich from engaging in certain activities involving competition with us for a 12-month period following termination of employment with the Company.

In connection with the Merger Agreement, the Company and Parent entered into an agreement with Mr. Garces which amended his existing employment agreement, subject to the consummation of the Offer, to provide him with a retention bonus of $1 million if he stays employed by Third Wave for three years following the acceptance time of the Offer, with such bonus being accelerated if he is terminated without cause or resigns for good reason (each as defined in the Executive Agreement) or certain other circumstances occur.

2007 Outstanding Equity Awards At Fiscal Year End

The following table sets forth information concerning option award and stock awards held by the named executive officers as of December 31, 2007.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Kevin Conroy	90,000	30,000	(1)	$4.53	07/12/14
	75,000	25,000	(2)	$3.19	07/26/14
	75,000	0		$6.88	10/28/14
	32,500	32,500	(3)	$4.23	04/29/15
	125,000	125,000	(4)	$2.82	12/29/15
						71,256	(5)	687,549
Maneesh Arora	150,000	0		$2.64	01/03/13
	25,000	0		$3.15	01/03/13
	25,000	0		$3.97	03/24/13
	25,000	0		$3.65	04/17/13
	125,000	0		$4.00	07/17/13
	37,500	12,500	(6)	$4.55	02/25/14
	13,750	4,583	(6)	$4.47	02/25/14
	30,000	30,000	(7)	$4.23	04/29/15
	7,500	22,500	(8)	$2.84	06/07/16
						40,684	(5)	392,560
Ivan Trifunovich	210,000	0		$6.47	12/14/11
	100,000	0		$2.13	06/13/12
	15,000	5,000	(9)	$4.55	02/25/14
	9,000	3,000	(10)	$4.47	03/26/14
	37,500	37,500	(11)	$4.23	04/29/15
	7,500	22,500	(8)	$2.84	06/07/16
						40,684	(5)	392,560
Jorge Garces	25,000	25,000	(12)	$4.95	10/03/15
	12,500	12,500	(13)	$2.68	11/17/15
	5,000	15,000	(14)	$2.84	06/07/16
						84	(15)	811
						43,396	(5)	418,728
John Bellano	20,000	60,000	(16)	$2.76	02/13/16
	5,000	15,000	(14)	$2.84	06/07/16
						5,000	(17)	48,245
						28,848	(5)	278,354

(1)	This item sets forth the unvested portion of an option grant, which will vest in full on July 12, 2008.

(2)	This item sets forth the unvested portion of an option grant, which will vest in full on July 26, 2008.

(3)	This item sets forth the unvested portion of an option grant, which will vest in two equal annual installments of 16,250 shares beginning on April 29, 2008.

(4)	This item sets forth the unvested portion of an option grant, which will vest in two equal annual installments of 62,500 shares beginning on December 29, 2008.

(5)	This item sets forth the unvested portion of a restricted stock unit grant, which will vest in four equal annual installments beginning May 7, 2008.

(6)	This item sets forth the unvested portion of an option grant, which will vest in full on February 25, 2008.

(7)	This item sets forth the unvested portion of an option grant, which will vest in two equal annual installments of 15,000 shares beginning on April 29, 2008.

(8)	This item sets forth the unvested portion of an option grant, which will vest in three equal annual installments of 7,500 shares beginning on June 7, 2008.

(9)	This item sets forth the unvested portion of an option grant, which will vest in full on February 25, 2008.

(10)	This item sets forth the unvested portion of an option grant, which will vest in two equal annual installments of 18,750 shares beginning on April 29, 2008.

(11)	This item sets forth the unvested portion of an option grant, which will vest in two equal annual installments of 12,500 shares beginning on October 3, 2008.

(12)	This item sets forth the unvested portion of an option grant, which will vest in two equal annual installments of 6,250 shares beginning on November 17, 2008.

(13)	This item sets forth the unvested portion of an option grant, which will vest in three equal annual installments of 5,000 shares beginning on June 7, 2008.

(14)	This item sets forth the unvested portion of a restricted stock unit grant, which will vest in three equal annual installments of 28 shares beginning on June 7, 2008.

(15)	This item sets forth the unvested portion of an option grant, which will vest in three equal annual installments of 20,000 shares beginning February 13, 2008.

(16)	This item sets forth the unvested portion of a restricted stock unit grant, which will vest in three equal annual installments of 1,667 shares beginning on June 7, 2008.

Potential Payments upon Termination or Change of Control

We have entered into employment agreements and maintain certain plans that will require us to provide compensation or other benefits to the named executive officers in connection with certain events related to a termination of employment or change of control.

Conroy Employment Agreement

Under his employment agreement, Mr. Conroy would, upon termination without “cause,” resignation for “good reason” or certain “change of control” events, receive certain severance benefits.

Under Mr. Conroy’s employment agreement, “cause” is defined as:

•	any willful failure or refusal to perform his duties which continues after notice and an opportunity to cure;

•	the commission of any fraud, embezzlement or other material act of dishonesty in connection with his employment;

•	any gross negligence or willful misconduct with regard to the Company resulting in a material economic loss;

•	a conviction of, or plea of guilty to, a felony or other crime involving moral turpitude;

•	a misdemeanor conviction, the circumstances of which involve fraud, dishonesty or moral turpitude and which is substantially related to his employment;

•	any willful and material violation of any statutory or common law duty of loyalty to the Company resulting in material economic loss; or

•	any material breach by Mr. Conroy of the employment agreement, including his obligations with respect to confidentiality and non-competition.

Under Mr. Conroy’s employment agreement, “good reason” is defined as:

•	reduction of base salary in a manner that is not applied proportionately to other senior executive officers of the Company, or any such reduction that exceeds 30% of his then current base salary;

•	a material reduction of his duties, authority or responsibilities or the assignment of duties inconsistent with the scope of authority, duties and responsibilities of his position;

•	the occurrence of a material breach by the Company of any of its obligations under the agreement;

•

the Company materially violates or continues to materially violate any law or regulation contrary to Mr. Conroy’s and the Company’s outside counsel’s written advice and the Company fails to rectify such violation; or

•	Mr. Conroy is not nominated to serve as a member of the Company’s Board of Directors.

Under Mr. Conroy’s employment agreement, “change of control” is defined as:

•

any person or group acting in concert, other than a trustee or other fiduciary holding securities under a Company employee benefit, becoming the beneficial owner, directly or indirectly, of Company securities representing more than 50% of the total voting power represented by the Company’s then voting securities;

•

during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director whose election by the Board of Directors or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors then still in office, who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors;

•

the Company’s stockholders approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the Company’s voting securities outstanding immediately prior to such transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the total voting power represented by the Company’s voting securities or such surviving entity outstanding immediately after such merger or consolidation; or

•

the Company’s stockholders approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of (in one transaction or a series of related transactions) all or substantially all of the Company’s assets.

Under Mr. Conroy’s employment agreement, upon termination without cause or resignation for good reason, Mr. Conroy would become entitled to receive:

•

severance pay for a period of 18 months at his then current base salary; provided, that if termination occurs within twelve months before or after a change of control, severance would be payable for 24 months from the later of termination and the effective date of the change of control;

•	any accrued but unpaid base salary and annual incentive bonus as of the termination date;

•	the pro rata portion of target annual incentive bonus, provided that an annual incentive bonus is paid to other senior executives of the Company at the end of the applicable year;

•

if termination occurs within one year before or after a change of control, the pro rata portion of the target annual incentive bonus, regardless of whether or not an annual incentive bonus is paid to other senior executives of the Company;

•

if Mr. Conroy elects COBRA coverage for health and/or dental insurance, the monthly premium payments for such coverage until the earlier of: (1) 12 months from the termination date; (2) Mr. Conroy obtains employment offering health and/or dental coverage comparable to that offered by the Company; or (3) the date COBRA coverage would otherwise terminate;

•	an outplacement consulting package up to a maximum of $10,000;

•	a pro rata portion of any long term incentive plan awards that are earned based on the satisfaction of performance targets set forth in such plans and without the requirement of continued employment;

•	accelerated vesting of 50% of then unvested stock and option awards; and

•

a change in the exercise period for vested equity awards such that vested equity awards become exercisable until the earlier of (1) two years from termination of employment and (2) expiration of the original equity award term.

Under Mr. Conroy’s employment agreement, in connection with a change of control:

•	the amount of severance to which Mr. Conroy would be entitled would be increased as described above;

•

in the event Mr. Conroy’s employment is terminated by the Company without cause or by Mr. Conroy for good reason within 12 months before or after the change of control, any long term incentive plan awards made to Mr. Conroy would become payable as described under “Long Term Incentive Plans” below notwithstanding such termination of employment as if Mr. Conroy were employed as of the effective date of the change of control;

•

outstanding unvested equity awards (whether stock options or stock purchase rights or other equity awards) held by Mr. Conroy would be accelerated as provided in the applicable award agreements, provided that at a minimum at least 50% of such unvested stock and option awards would become immediately vested and exercisable;

•

if Mr. Conroy’s employment was terminated (other than termination for cause or resignation without good reason) within 12 months before the change of control, any unvested options or stock awards forfeited in connection with such termination would become vested as if Mr. Conroy were employed on the later of the effective date of such termination and the effective date of the change of control; and

•

any payments due Mr. Conroy as a result of a change of control would be grossed-up so that the net amount retained by him, after deduction of any parachute payment excise taxes, would equal the amounts payable as described above.

In connection with the Merger Agreement, the Company and Parent entered into an agreement with Mr. Conroy which amended his existing employment agreement subject to the consummation of the Offer. See “Executive Agreements” on page I-31 below.

Arora Employment Agreement

Under his employment agreement, Mr. Arora would, upon termination without “cause,” resignation for “good reason” or certain “change of control” events, receive certain severance benefits.

Under Mr. Arora’s employment agreement, “cause” has substantially the same meaning as it does in Mr. Conroy’s agreement (described above).

Under Mr. Arora’s employment agreement, “good reason” has substantially the same meaning as it does in Mr. Conroy’s agreement (described above) except that the definition contained in Mr. Arora’s agreement does not include the Company’s materially violating any law or regulation contrary to Mr. Arora’s and the Company’s outside counsel’s written advice and the Company failing to rectify such violation or the Company’s failing to nominate Mr. Arora to serve as a member of the Company’s Board of Directors.

Under Mr. Arora’s employment agreement, upon termination without cause or resignation for good reason Mr. Arora would become entitled to receive:

•	severance pay in a lump-sum equal to 12 months base salary;

•	any accrued but unpaid base salary and annual incentive plan award as of the termination date;

•	the pro rata portion of target annual incentive bonus, provided that an annual incentive bonus is paid to other senior executives of the Company at the end of the applicable year;

•

if termination occurs within six months before or one year after a change of control, the pro rata portion of the target annual incentive bonus, regardless of whether or not an annual incentive bonus is paid to other senior executives of the Company;

•

if Mr. Arora elects COBRA coverage for health and/or dental insurance, the monthly premium payments for such coverage until the earlier of: (1) 12 months from the termination date; (2) Mr. Arora obtains employment offering health and/or dental coverage comparable to that offered by the Company; or (3) the date COBRA coverage would otherwise terminate;

•	an outplacement consulting package up to a maximum of $10,000;

•	payment of any previously earned long term incentive plan awards, whether vested or unvested; and

•

a change in the exercise period for vested options such that vested options become exercisable until the earlier of (1) two years from termination of employment and (2) expiration notwithstanding such termination of employment.

Under Mr. Arora’s employment agreement, “change of control” is defined in the same manner as in Mr. Conroy’s employment agreement, described above. Under Mr. Arora’s employment agreement, in connection with a change of control:

•

in the event Mr. Arora’s employment is terminated within one year following a change of control, Mr. Arora would be entitled to receive the pro rata portion of the target annual incentive bonus, regardless of whether or not an annual incentive bonus is paid to other senior executives of the Company;

•

in the event Mr. Arora’s employment is terminated by the Company without cause or by Mr. Arora for good reason within 6 months before or 12 months after the change of control, any long term incentive plan awards made to Mr. Arora would become payable as described below notwithstanding such termination of employment as if Mr. Arora were employed as of the effective date of the change of control;

•

outstanding unvested equity awards held by Mr. Arora would be accelerated as provided in the applicable award agreements, provided that at a minimum at least 50% of such unvested equity awards would become immediately vested and exercisable; and

•

if Mr. Arora’s employment was terminated (other than termination for cause or resignation without good reason) within six months before the change of control, any unvested equity awards forfeited in connection with such termination would become vested as if Mr. Arora were employed as of the effective date of the change of control.

Trifunovich, Garces and Bellano Employment Agreements

Under their employment agreements, Messrs. Trifunovich, Garces and Bellano would, upon termination without “cause,” resignation for “good reason” or certain “change of control” events, receive certain severance benefits.

Under Messrs. Trifunovich’s, Garces’ and Bellano’s employment agreements, the terms “cause” and “good reason” have substantially the same meanings as they do in Mr. Arora’s agreement (described above).

Under their employment agreements, upon termination without cause or resignation for good reason Messrs. Trifunovich, Garces and Bellano would become entitled to receive:

•

severance pay in a lump-sum equal to six months base salary; provided that if termination occurs within 6 months before or 12 months after a change of control, severance would be payable for 12 months from the later of termination and the effective date of the change of control;

•

if the executive elects COBRA coverage for health and/or dental insurance, the monthly premium payments for such coverage until the earlier of: (1) 6 months from the termination date; (2) the executive obtains employment offering health and/or dental coverage comparable to that offered by the Company; or (3) the date COBRA coverage would otherwise terminate; and

any accrued but unpaid base salary and annual incentive plan award as of the termination date.

Under Messrs. Trifunovich’s, Garces’ and Bellano’s employment agreements, “change of control” is defined in the same manner as in Mr. Conroy’s employment agreement, described above.

Under these employment agreements, in connection with a change of control:

•	the amount of severance to which Messrs. Trifunovich, Garces and Bellano would be entitled would be increased as described above;

•

if COBRA coverage for health and/or dental insurance is elected, the monthly premium payments for such coverage until the earlier: (1) 12 months from the termination date; (2) obtains employment offering health and/or dental coverage comparable to that offered by the Company; or (3) the date COBRA coverage would otherwise terminate;

•

in the event the executive’s employment is terminated by the Company without cause or by him for good reason within 12 months after a change of control or within 6 months before a change of control and the change of control occurs in the last 6 months of the calendar year, the executive’s pro rata portion of his annual bonus;

•

in the event the executive’s employment is terminated by the Company without cause or by him for good reason within twelve months after a change of control or within six months before a change of control, any long term incentive plan awards made to him would become payable as described under “Long Term Incentive Plans” below notwithstanding such termination of employment as if he was employed on the later of the effective date of such termination and the effective date of the change of control;

•

outstanding unvested equity awards held by Messrs. Trifunovich, Garces and Bellano would be accelerated as provided in the applicable award agreements, provided that at a minimum at least 50% of such unvested equity awards would become immediately vested and exercisable; and

•

if the executive’s employment was terminated (other than termination for cause or resignation without good reason) within six months before the change of control, any unvested equity awards forfeited in connection with such termination would become vested as if the executive were employed as of the effective date of the change of control.

In connection with the Merger Agreement, the Company and Parent entered into an agreement with each of Messrs. Garces and Bellano which amended their existing employment agreements subject to the consummation of the Offer. See “Executive Agreements” on page I-31 below.

Conditions to Receipt of Severance and Change in Control Benefits

Under each named executive officer’s employment agreement, the Company’s obligations to provide the executive with the severance benefits described above are contingent on:

•	The executive’s delivering a signed waiver and release of all claims he may have against the Company and his not revoking such release;

•	The executive’s compliance with certain covenants with respect to confidential information and invention assignment; and

•

The executive’s compliance with a 18 month non-competition covenant for Mr. Conroy and a 12 month non-competition covenant for Messrs. Arora, Trifunovich, Garces and Bellano; provided that under the employment agreements for Messrs. Trifunovich, Garces and Bellano the non-competition period is reduced to six months if (1) the executive is terminated without cause or resigns for good reason and (2) if the executive is not paid severance in connection with a termination that occurs in proximity with a change of control.

Long Term Incentive Plans

The Company’s long term incentive plans provide for deemed satisfaction of performance goals and accelerated vesting in the event of a change of control of the Company during a performance period as follows. With respect to Long Term Incentive Plan No. 2 and Long Term Incentive Plan No. 3, in connection with a change of control Mr. Conroy and Mr. Arora would be deemed to have immediately earned the maximum payout due for all long term incentive awards granted to him and the other named executive officers would be deemed to have immediately earned 50% of the maximum payout due for all long term incentive awards granted to such named executive officer, unless the change of control is an acquisition or merger for less than $200 million in total value, in which case all performance goals would be deemed satisfied only to the extent the performance targets are satisfied as of the date of the change of control after taking into account on a straight-line basis the shortened time period within which to achieve such performance goals. With respect to Long Term Incentive Plan No. 4, in connection with a change of control all the named executive officers would be deemed to have immediately earned a payout under the plan as follows: (1) if the change in control is an acquisition or merger for more than $400 million in total value, the named executive officers would be deemed to earn the maximum payout; (2) if the change in control is an acquisition or merger for between $300 and $400 million in total value, the named executive officers would be deemed to earn 75% of the maximum payout; (3) if the change in control is an acquisition or merger for between $200 and $300 million in total value, the named executive officers would be deemed to earn 50% of the maximum payout; and (4) if the change in control is an acquisition or merger for less than $200 million in total value, all performance goals would be deemed satisfied only to the extent the performance targets are satisfied as of the date of the change of control after taking into account on a straight-line basis the shortened time period within which to achieve such performance goals. With respect to Long Term Incentive Plan No. 5, in connection with a change of control all the named executive officers would be deemed to have immediately earned a payout under the plan as follows: (1) if the change in control is an acquisition or merger for more than $500 million in total value, the named executive officers would be deemed to earn the maximum payout; (2) if the change in control is an acquisition or merger for between $425 and $500 million in value, the named executive officers would be deemed to earn 75% of the maximum payout; (3) if the change in control is an acquisition or merger for between $350 and $425 million, the named executive officers would be deemed to earn 50% of the maximum payout; and (4) if the change in control is an acquisition or merger for less than $350 million in total value, all performance goals would be deemed satisfied only to the extent the performance targets are satisfied as of the date of the change in control after taking into account on a straight-line basis the shortened time period within which to achieve such performance goals.

The Company’s long term incentive plans also provide for the payment of prorated awards to participants who die, retire or become disabled during the performance period based upon the Company’s performance during the performance period.

In connection with the Merger Agreement, the Company and Parent entered into agreements with Messrs. Conroy, Garces and Bellano which modified the operation of the Company’s long term incentive plans in connection with the Offer and the Merger. See “Executive Agreements” on page I-31 below.

Stock Option Awards

All of the stock option agreements evidencing awards issued to Messrs. Conroy, Arora and Trifunovich contain a change of control provision that provides that in the event of a change of control, 50% of all unvested options would become vested upon the change of control and the remaining 50% of unvested options would become vested upon the earlier of six months from the change of control or upon the optionee’s termination without cause occurring prior to such date. The stock option agreements evidencing the June 2006 awards issued to Messrs. Garces and Bellano contain this same provision. In connection with the Merger Agreement, the Company and Parent entered into agreements with Messrs. Conroy, Garces and Bellano which modified the vesting of their stock options in connection with the Offer and the Merger. See “Executive Agreements” on page I-31 below.

Pursuant to their employment agreements, each of the named executive officers would also be entitled to accelerated vesting of all unvested stock options in connection with his death or disability.

Restricted Stock Unit Awards

All of the restricted stock unit award agreements evidencing awards issued to Messrs. Conroy, Arora, Trifunovich, Garces and Bellano contain a change of control provision that provides that in the event of a change of control, 50% of all unvested restricted stock unit awards would become vested upon the change of control and the remaining 50% of unvested restricted stock unit awards would become vested upon the earlier of six months from the change of control or upon the holder’s termination without cause occurring prior to such date. In connection with the Merger Agreement, the Company and Parent entered into agreements with Messrs. Conroy, Garces and Bellano which modified the vesting of their restricted stock units in connection with the Offer and the Merger. See “Executive Agreements” below.

Pursuant to their employment agreements, each of the named executive officers would also be entitled to accelerated vesting of all unvested restricted stock unit awards in connection with his death or disability.

Executive Agreements

In connection with entering into the Merger Agreement, the Company and Parent entered into agreements with Messrs. Conroy, Garces and Bellano (the “Executive Agreements”) to modify certain change of control benefits which otherwise would be triggered upon the acceptance of the Offer or the Merger. Among other things, the Executive Agreements: (1) accelerate vesting of payouts due under Long Term Incentive Plan No. 2 and 15% of all other long term incentive plan payouts; (2) defer vesting of all other long term incentive plan payouts until the earlier of (A) receipt of certain approvals from the Food and Drug Administration of Third Wave’s recent Pre-Market Approval submissions for its HPV diagnostic products (the “FDA Approvals”) and (B) termination of the executive without cause or resignation for good reason (each as defined in the Executive Agreements), in either case on or prior to June 8, 2011, with the payouts being subject to forfeiture if the FDA Approvals are not received within specified time periods; (3) defer vesting of unvested stock options and restricted stock units until the earlier of (A) receipt of the FDA Approvals and (B) termination of the executive without cause or resignation for good reason (each as defined in the Executive Agreements), in either case on or prior to June 8, 2011, with the awards being subject to cancellation if the FDA Approvals are not received within specified time periods.

The Executive Agreements further provides Mr. Garces with a retention bonus of $1 million if he stays employed by Third Wave for three years following the acceptance time of the Offer, with such bonus being accelerated if he is terminated without cause or resigns for good reason (each as defined in the Executive Agreement) or certain other circumstances occur.

Estimated Post-Employment Compensation and Benefits

The following table sets forth the estimated post-employment compensation and benefits that would have been payable to Mr. Conroy under his employment agreement and the Company’s long term incentive plans, assuming that each covered circumstance under such arrangements occurred on December 31, 2007.

Benefits and Payments	Severance Eligible Termination and No Change of Control Within 12 Months **		Severance Eligible Termination and Change of Control Within 12 Months **		Change of Control (No Termination)		Termination for Death, Retirement or Disability		Any Other Reason, including Voluntary Termination or For Cause
Severance Pay	637,500	(1)	850,000	(2)	—		—		—
Incentive Plan Award (3)	212,500		212,500		—		—		—
Long-Term Incentive Plans	1,246,667	(4)	4,675,000	(5)	4,675,000	(5)	1,246,667	(4)	—
Unvested Stock Options (6)	672,500		1,345,000		1,345,000		1,345,000		—
Unvested Restricted Stock Units (7)	343,775		687,549		687,549		687,549		—
Health and Dental Insurance (8)	13,757		13,757		—		—		—
Outplacement Consulting (9)	10,000		10,000		—		—		—
Total:	3,136,699		7,793,806		6,707,549		3,279,216		—

**	“Severance Eligible Termination” means the executive’s termination by the Company without cause or by the executive for good reason.

(1)	Represents 18 months severance.

(2)	Represents 24 months severance.

(3)	Represents 2007 target annual incentive award.

(4)	Represents amounts payable under Long Term Incentive Plans based on: (i) actual performance for LTIP No. 2 performance period (2005-2007) and (ii) assuming target level performance for LTIP Nos. 3 and 4 (which have performance periods of 2006-2008 and 2007-2009, respectively).

(5)	Assumes the change of control involves an acquisition or merger for more than $400 million in total value.

(6)	Represents the value of unvested options held on December 31, 2007 accelerated in connection with termination, based upon the amount by which the closing market price ($9.65) of the underlying shares of common stock on such date exceeded the exercise price.

(7)	Represents the value of unvested restricted stock units held on December 31, 2007 accelerated in connection with termination, based upon the closing market price ($9.65) of the underlying shares of common stock on such date.

(8)	Represents the cost of paying for premiums for health and/or dental in the event that Mr. Conroy elects COBRA coverage for the maximum of 12 months.

(9)	Reflects the maximum amount of outplacement services required to be provided.

The following table sets forth the estimated post-employment compensation and benefits that would have been payable to Mr. Arora under his employment agreement and the Company’s long term incentive plans, assuming that each covered circumstance under such arrangements occurred on December 31, 2007.

Benefits and Payments	Severance Eligible Termination and No Change of Control Within 12 Months **		Severance Eligible Termination and Change of Control Within 6 Months Before or 12 Months After **		Change of Control (No Termination)		Termination for Death, Retirement or Disability		Any Other Reason, including Voluntary Termination or For Cause
Severance Pay	275,000	(1)	275,000	(1)	—		—		—
Incentive Plan Award (2)	110,000		110,000		—		—		—
Long-Term Incentive Plans	255,200	(3)	2,468,000	(4)	2,468,000	(4)	658,533	(5)	—
Unvested Stock Options (6)	—		403,315		403,315		403,315		—
Unvested Restricted Stock Units (7)	—		392,560		392,560		392,560		—
Health and Dental Insurance (8)	13,757		13,757		—		—		—
Outplacement Consulting (9)	10,000		10,000		—		—		—
Total:	663,957		3,672,632		3,263,875		1,454,408		—

**	“Severance Eligible Termination” means the executive’s termination by the Company without cause or by the executive for good reason.

(1)	Represents 12 months severance.

(2)	Represents 2007 target annual incentive award.

(3)	Represents actual payout under LTIP No. 2.

(4)	Assumes the change of control involves an acquisition or merger for more than $400 million in total value.

(5)	Represents amounts payable under Long Term Incentive Plans based on: (i) actual performance for LTIP No. 2 performance period (2005-2007) and (ii) assuming target level performance for LTIP Nos. 3 and 4 (which have performance periods of 2006-2008 and 2007-2009, respectively).

(6)	Represents the value of unvested options held on December 31, 2007 accelerated in connection with termination, based upon the amount by which the closing market price ($9.65) of the underlying shares of common stock on such date exceeded the exercise price.

(7)	Represents the value of unvested restricted stock units held on December 31, 2007 accelerated in connection with termination, based upon the closing market price ($9.65) of the underlying shares of common stock on such date.

(8)	Represents the cost of paying for premiums for health and/or dental in the event that Mr. Conroy elects COBRA coverage for the maximum of 12 months.

(9)	Reflects the maximum amount of outplacement services required to be provided.

The following table sets forth the estimated post-employment compensation and benefits that would have been payable to Messrs. Trifunovich, Garces and Bellano under their respective employment agreements described above and the Company’s long term incentive plans, assuming that each covered circumstance under such arrangements occurred on December 31, 2007.

Benefits and Payments	Severance Eligible Termination and No Change of Control Within 12 Months **		Severance Eligible Termination and Change of Control Within 6 Months Before or 12 Months After **		Change of Control (No Termination)		Termination for Death, Retirement or Disability		Any Other Reason, including Voluntary Termination or For Cause
Ivan Trifunovich:
Severance Pay	137,500	(1)	275,000	(2)	—		—		—
Incentive Plan Award (3)	96,250		96,250		—		—		—
Long-Term Incentive Plans	211,750		1,636,250	(4)	1,636,250	(4)	500,500	(5)	—
Unvested Stock Options (7)	—		397,515		397,515		397,515		—
Unvested Restricted Stock Units (8)	—		392,560		392,560		392,560		—
Total:	445,500		2,797,575		2,426,325		1,290,575		—

Jorge Garces:
Severance Pay	110,000	(1)	220,000	(2)	—		—		—
Incentive Plan Award (3)	88,000		88,000		—		—		—
Long-Term Incentive Plans	145,200		1,320,000	(4)	1,320,000	(4)	409,200	(5)	—
Health and Dental Insurance (6)	13,757		13,757		—		—		—
Unvested Stock Options (7)	—		204,463		204,463		306,775		—
Unvested Restricted Stock Units (8)	—		419,539		419,539		419,539		—
Total:	356,957		2,265,759		1,944,002		1,135,514		—

John Bellano:
Severance Pay	97,500	(1)	195,000	(2)	—		—		—
Incentive Plan Award (3)	78,000		78,000		—		—		—
Long-Term Incentive Plans	128,700		1,170,000	(4)	1,170,000	(4)	362,700	(5)	—
Health and Dental Insurance (6)	19,634		19,634		—		—		—
Unvested Stock Options (7)	—		308,850		308,850		308,850		—
Unvested Restricted Stock Units (8)	—		326,599		326,599		326,599		—
Total:	323,834		2,098,083		1,805,449		998,149		—

**	“Severance Eligible Termination” means the executive’s termination by the Company without cause or by the executive for good reason.

(1)	Represents six months severance.

(2)	Represents twelve months severance.

(3)	Represents 2007 annual incentive award.

(4)	Assumes the change of control involves an acquisition or merger for more than $400 million in total value.

(5)	Represents amounts payable under Long Term Incentive Plans based on: (1) actual performance for LTIP No. 2 performance period (2005-2007) and (2) assuming target level performance for LTIP Nos. 3 and 4 (which have performance periods of 2006-2008 and 2007-2009, respectively).

(6)	Represents the cost of paying for premiums for health and/or dental in the event that Messrs. Trifunovich, Garces and Bellano elect COBRA coverage for the maximum of 12 months.

(7)	Represents the value of unvested options held on December 31, 2007 accelerated in connection with termination, based upon the amount by which the closing market price ($9.65) of the underlying shares of common stock on such date exceeded the exercise price.

(8)	Represents the value of unvested restricted stock units held on December 31, 2007 accelerated in connection with termination, based upon the closing market price ($9.65) of the underlying shares of common stock on such date.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes the number of outstanding options and restricted stock units granted to employees, directors and consultants, as well as the number of securities remaining available for future issuance, under our compensation plans as of December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding option warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders
Incentive Stock Plans	6,762,200		$4.41		2,071,334
Employee Stock Purchase Plan	Not Applicable	(1)	Not Applicable	(1)	122,234
Total	6,762,200		$4.41		2,193,568
Equity compensation plans not approved by security holders
None	0		0		0
Net Total	6,762,200		$4.41		2,193,568

(1)	We maintain an Employee Stock Purchase Plan that permits employees to have payroll deductions made to purchase shares of Common Stock during specified purchase periods. The purchase price is the lower of 85% of (1) the fair market value per share of Common Stock on the first business day of the purchase period and (2) the fair market value per share of Common Stock on the last business day of the purchase period. Consequently, the price at which shares will be purchased for the purchase period currently in effect and future purchase periods is not known.

EXECUTIVE OFFICERS

The executive officers of the Company are set forth below:

Kevin Conroy (42), has served as our President and Chief Executive Officer and as one of our directors since December 2005. Mr. Conroy joined Third Wave as Vice President of Legal Affairs in July 2004 and served as General Counsel from October 2004 to December 2005. Prior to joining Third Wave, Mr. Conroy worked for GE Healthcare, where he oversaw the development and management of its information technologies group intellectual property portfolio, and developed and executed litigation, licensing, and corporate product acquisition legal strategies. Before joining GE, Mr. Conroy was Chief Operating Officer of two early stage venture-based technology companies in Northern California. Prior to those positions he was an intellectual property litigator at two Chicago law firms, McDermott Will & Emery, and Pattishall, McAuliffe, Newbury, Hilliard and Geraldson, where he was a partner. He earned his B.A. in electrical engineering at Michigan State University and his J.D. from the University of Michigan.

Maneesh Arora (39), joined Third Wave in January 2003 with a strong background in finance and business strategy. He joined the company as Director of Strategy and was promoted successively to Vice President and Senior Vice President in 2004. He was appointed Chief Financial Officer in January 2006. Prior to joining Third Wave, Mr. Arora was Director of Corporate Strategy for Nalco Chemical Company. Mr. Arora began his career at Kraft Foods as a financial analyst and held several positions of increasing responsibility during his nine years there. He earned a bachelor’s degree in economics from the University of Chicago and an M.B.A from the Kellogg Graduate School of Management.

Ivan D. Trifunovich, Ph.D. (44), joined us as Senior Vice President in December 2001. Dr. Trifunovich previously held successive positions as Vice President of e-Business and Vice President of Research Strategy and Operations at Pharmacia Corp. Prior to joining Pharmacia, Dr. Trifunovich was a Director of New Product Marketing at Johnson & Johnson, Inc. He began his career at Bristol-Meyers Squibb, Inc. as a bench scientist, where he held several positions of increasing responsibility. Dr. Trifunovich received his Ph.D. in organic chemistry at UCLA and an M.B.A. at the University of Pennsylvania’s Wharton School of Business. He is the holder of 10 U.S. patents.

Cindy S. Ahn (35), joined us in April 2006 as Vice President, Legal and General Counsel. In August 2006, Ms. Ahn was appointed Corporate Secretary. Prior to joining Third Wave, Ms. Ahn was a partner at Kirkland & Ellis LLP where she focused on intellectual property litigation, more specifically, patent litigation. Prior to Kirkland & Ellis, Ms. Ahn also practiced in the intellectual boutique firm Finnegan, Henderson, Farabow, Garrett & Dunner in Washington, D.C. Ms. Ahn earned her B.S. in biology at University of Illinois at Urbana-Champaign and her J.D., cum laude, at the Washington College of Law at American University in Washington, D.C.

John Bellano (39), has served as Vice President Sales, Americas since January 2008. He joined us in February 2005 as Regional Vice President of Sales and was promoted to Vice President, Sales in January 2006. Prior to joining Third Wave, Mr. Bellano served as a one of four regional business managers for Roche Diagnostics’ molecular business in the United States beginning in early 2000. As a regional business manager, he hired and developed a sales team of 11 representatives with revenues of more than $50 million. His sales organization regularly exceeded its goals. Mr. Bellano has also managed multi-million dollar territories for Abbott Laboratories and Sanofi Diagnostics Pasteur, where he was responsible for infectious disease products in the northeastern United States.

Christopher Burton (41), has served as our Senior Vice President, Sales and Marketing since January 2008. He brings nearly 20 years of selling and marketing experience to his new role at Third Wave. He joined the company from GE Healthcare, where he was most recently the general manager of sales and marketing for its $200-million maternal and infant care unit. Mr. Burton and his team of more than 80 sales and marketing professionals marketed infant-care-related equipment and software to hospitals in the United States and Canada. Prior to his most recent role at GE Healthcare, Mr. Burton was general manager of more than 75 sales professionals there who sold to 2,500 U.S. hospitals and thousands of physicians’ offices. Mr. Burton and his team grew revenue from that market segment by more than 135%. He joined GE Healthcare in 1993 as a regional sales representative for the company’s monitoring and information systems business unit. He grew sales in his four-state territory by more than 650% during his tenure. Mr. Burton was a sales executive at Isotechnologies Inc., a Hillsborough, N.C.-based diagnostic equipment manufacturer, before he joined GE Healthcare. He earned his B.A. in Speech Communications from Wake Forest University and his Executive M.B.A. from the University of Wisconsin-Madison.

Jorge A. Garces (36), has served as our Vice President, Research and Development since October 2006. Mr. Garces joined us in October 2005 as Executive Director of Clinical Development and served as Vice President of Product and Platform Development from April 2006 through October 2006. Prior to joining Third Wave, Dr. Garces served as Director of Molecular R&D at Genzyme Genetics, where he oversaw the technology and product development activities of laboratory staff in New York, Los Angeles, and Westborough, MA. Before joining Genzyme, Dr. Garces worked as an associate product manager and R&D scientist at Athena Diagnostics and served as a database curator for Proteome, Inc. He earned his B.A. in biology from Brooklyn College and his Ph.D. in Cell and Molecular Biology from the City University of New York. Dr. Garces completed his post-doctoral training at the University of Massachusetts Medical School.

Greg Hamilton (38), has served as our Vice President, Operations, Quality, and Regulatory since October 2006. Mr. Hamilton joined us in February 2005 as Executive Director, Planning and Administration and served as Vice President of Finance from January 2006 through October 2006. Mr. Hamilton joined the Company from Leo Burnett USA, where he served as controller of its U.S. subsidiaries and then successively as vice president and chief financial officer of three of its business units. Prior to joining Leo Burnett USA, Mr. Hamilton was an auditor and consultant at the Arthur Andersen and Accenture firms. He earned an M.B.A. from the University of Chicago’s Graduate School of Business and a bachelor’s degree in finance from Purdue University.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

The following table shows information known to us with respect to the beneficial ownership of our common stock as of June 12, 2008 by:

each person (or group of affiliated persons) who owns beneficially 5% or more of our common stock;

each of our directors;

each of the Named Executive Officers; and

all of our directors and executive officers as a group.

Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission. The percentage ownership is based on 45,328,279 shares of common stock outstanding as of June 12, 2008. Unless otherwise indicated, the address for each of the individuals listed below is c/o Third Wave Technologies, Inc., 502 South Rosa Road, Madison, Wisconsin 53719.

Amount and Nature of Beneficial Ownership

Name of Beneficial Owner	Total Number[1]		Shares Subject to Options	Percentage
Gordon F. Brunner	104,126		66,329	*
James Connelly	337,579		55,000	*
Kevin T. Conroy	515,091		468,750	1.1%
Lawrence Murphy	52,648		30,000	*
Katherine Napier	39,156		30,000	*
Lionel Sterling	66,000		45,000	*
David A. Thompson	166,800		108,400	*
Maneesh Arora	507,641		478,333	1.1%
Ivan Trifunovich	464,361		413,250	1.0%
Jorge Garces	56,412		47,500	*
John Bellano	65,474		50,000	*
All directors and executive officers as a group (14 persons)	2,495,666		1,875,062	5.3%
State of Wisconsin Investment Board	4,399,000	[2]	—	9.7%
Deerfield Group [3]	4,334,065	[4]	1,215,000	9.3%

*	indicates less than 1%

(1)	Includes shares currently owned and shares subject to options which are exercisable within 60 days.

(2)	Information is as of December 31, 2007 and based on a Schedule 13G filed with the Securities and Exchange Commission by the State of Wisconsin Investment Board (“SWIB”). The address of SWIB is P.O. Box 7842, Madison, Wisconsin 53707.

(3)

Information is based on a Schedule 13G filed with the Securities and Exchange Commission by Deerfield Partners, L.P., a Delaware limited partnership, Deerfield Capital, L.P., a Delaware limited partnership, Deerfield Special Situations Fund, L.P., a Delaware limited partnership, Deerfield Management Company, L.P., a New York limited partnership, Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P., James E. Flynn (collectively, “Deerfield – Domestic”), Deerfield International Limited, a British Virgin Islands corporation, and Deerfield Special Situations Fund International Limited, a British Virgin Islands corporation (collectively, “Deerfield – International”). The address of Deerfield – Domestic is 780 Third Avenue, 37th Floor, New York, New York 10017. The address of Deerfield – International is c/o Bisys Management, Bison Court, Columbus Center, P.O. Box 3460, Road Town, Tortola, British Virgin Islands.

(4)	Includes a total of 1,215,000 warrants held by Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P. The terms of these warrants contain a blocker provision under which the holder thereof does not have the right to exercise such warrants to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.98% of the shares of common stock then issued and outstanding.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and any persons who beneficially own more than ten percent of our common stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock. To our knowledge, based solely on review of the copies of such reports sent to us and written representations that no other reports were required, we believe that during the year ended December 31, 2007, our directors, officers and ten-percent stockholders complied with their Section 16(a) filing requirements, except that Gordon Brunner filed one late Form 4 reporting one transaction.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to its charter, the audit committee is responsible for reviewing related person transactions for potential conflicts of interest. The audit committee has adopted a written policy setting forth the procedures and standards the committee will apply to reviewing and approving related person transactions. The policy covers any transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness), or any series of similar transactions, arrangements or relationships, (1) in which the Company (including any of its subsidiaries) was, is or will be a participant, (2) the amount involved exceeds $120,000 and (3) in which any Related Person had, has or will have a direct or indirect interest. Under the policy, “Related Person” means: (1) any person who is, or at any time since the beginning of the Company’s last fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company; (2) any person who is known to the Company to be the beneficial owner of more than 5% of any class of the Company’s voting securities; (3) any immediate family member of any of the foregoing persons, and (4) any firm, corporation or other entity with which any of the foregoing persons is employed or is a partner or principal or holds a similar position or in which such person has, together with other such persons, a 10% or greater beneficial ownership interest. Under the policy the audit committee will approve a Related Person transaction only if it determines that the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders. In determining whether to approve or ratify a Related Person transaction, the audit committee takes into account, among other factors it deems appropriate, the benefits to the Company; the impact on a director’s independence in the event the Related Person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. In addition, the policy requires that notice be provided to the audit committee of transactions involving less than $120,000 but that would otherwise be Related Person transactions covered by the scope of the policy.

We were not party to any reportable related person transactions in 2007.

ANNEX II

June 8, 2008

Board of Directors

Third Wave Technologies, Inc.

502 S. Rosa Road

Madison, WI 53719

Members of the Board of Directors:

Third Wave Technologies, Inc. (“Third Wave”), Hologic, Inc. (“Hologic”) and Thunder Tech Corp., a newly formed, wholly owned subsidiary of Hologic (the “Acquisition Sub”), entered into an Agreement and Plan of Merger (the “Agreement”) pursuant to which (i) the Acquisition Sub would commence a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $.001 per share, of Third Wave (the “Third Wave Shares”) for $11.25 per share, net to the seller in cash (the “Consideration”), and (ii) Acquisition Sub would be merged with Third Wave in a merger (the “Merger”), in which each Third Wave Share not acquired in the Tender Offer, other than Third Wave Shares held in treasury or owned directly or indirectly by Hologic or as to which dissenter’s rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the “Transaction”.

You have asked us whether, in our opinion, the Consideration to be received by the holders of the Third Wave Shares pursuant to the Transaction is fair from a financial point of view to such holders, other than Hologic and its affiliates.

In arriving at the opinion set forth below, we have, among other things:

(1)	Reviewed certain publicly available business and financial information relating to Third Wave that we deemed to be relevant;

(2)	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Third Wave furnished to us by Third Wave;

(3)	Conducted discussions with members of senior management of Third Wave concerning the matters described in clauses 1 and 2 above;

(4)	Reviewed the market prices and valuation multiples for the Third Wave Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5)	Reviewed the results of operations of Third Wave and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6)	Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

(7)	Participated in certain discussions and negotiations among representatives of Third Wave and Hologic and their financial and legal advisors;

(8)	Reviewed an execution copy dated as of June 8, 2008 of the Agreement;

(9)	Reviewed an execution copy dated June 8, 2008 of a Commitment Letter from Goldman Sachs Credit Partners, L.P. that we understand will be used by Hologic to finance the Transaction; and

(10)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we

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have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of Third Wave or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of Third Wave under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of Third Wave. With respect to the financial forecast information furnished to or discussed with us by Third Wave, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of Third Wave’s management as to the expected future financial performance of Third Wave.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

In connection with the preparation of this opinion, we have, with the consent of Third Wave, actively solicited third-party indications of interest for the acquisition of Third Wave.

We are acting as financial advisor to Third Wave in connection with the Transaction and will receive a fee from Third Wave for our services contingent upon the consummation of the Transaction. We also will receive a fee in connection with the delivery of this opinion. In addition, Third Wave has agreed to indemnify us for certain liabilities arising out of our engagement.

In the ordinary course of our business, we or our affiliates may actively trade the Third Wave Shares as well as securities of Hologic for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of Third Wave. Our opinion does not address the merits of the underlying decision by Third Wave to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Third Wave Shares pursuant to the Tender Offer and how such shareholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Third Wave, other than the holders of the Third Wave Shares. In rendering this opinion, we express no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. Our opinion has been authorized for issuance by the U.S. Fairness Opinion (and Valuation Letter) Committee of Merrill Lynch.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Third Wave Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares, other than Hologic and its affiliates.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

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ANNEX III

APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is

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required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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